UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

LMS Medical Systems Ltd.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Trophy Capital Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

0897058 10 3
(CUSIP Number of Class of Securities (if applicable))

Page 1 of a total of 135 pages.

James Berns, Esq., Berns & Berns, 1270 Avenue of the Americas, New York, NY 10020
(212) 332-3320

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 25, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item. 1. Trophy Capital Inc. Offer to Purchase all of the Common Shares, Convertible Debentures, Options and Warrants of LMS MEDICAL SYSTEMS LTD. on the basis of 2.707 Common Shares of Trophy Capital Inc. for each Common Share of LMS Medical Systems Ltd., 300 Common Shares of Trophy Capital Inc. for each $1,000 Principal Amount of Convertible Debentures of LMS Medical Systems Ltd., One Replacement Option of Trophy Capital Inc. for each Option of LMS Medical Systems Ltd. surrendered and One Replacement Warrant of Trophy Capital Inc. for each Warrant of LMS Medical Systems Ltd. surrendered, dated February 24, 2004.

Item 2. Informational Legends - On front page of Item 1 above.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
None.

PART IIII - CONSENT TO SERVICE OF PROCESS

Being filed concurrently.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

P. Wanner
(Signature)

Peter Wanner, CFO
(Name and Title)

March 19, 2004
(Date)

PART I - INFORMATION SENT TO SECURITY HOLDERS

INFORMATION FOR UNITED STATES SHAREHOLDERS

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

TROPHY CAPITAL INC.

OFFER TO PURCHASE

all of the Common Shares, Convertible Debentures, Options and Warrants of

LMS MEDICAL SYSTEMS LTD.

on the basis of

2.707 Common Shares of Trophy Capital Inc.

for each Common Share of

LMS Medical Systems Ltd.,

300 Common Shares of Trophy Capital Inc.

for each $1,000 Principal Amount of

Convertible Debentures of LMS Medical Systems Ltd.,

One Replacement Option of Trophy Capital Inc.

for each Option of LMS Medical Systems Ltd. surrendered and

One Replacement Warrant of Trophy Capital Inc.

for each Warrant of LMS Medical Systems Ltd. surrendered.

The Board of Directors of LMS unanimously recommends that securityholders of LMS accept the Offer and tender their Common Shares, Convertible Debentures, Options and Warrants to the Offer prior to the Closing Date. For further information, refer to the Directors' Circular.

Dated February 24, 2004

TABLE OF CONTENTS

	Page
SECURITIES EXCHANGE OFFER	1
CIRCULAR	4
PURPOSE OF THE OFFER AND PLANS FOR LMS	4
THE OFFEROR	4
MATERIAL CHANGES TO AFFAIRS OF LMS	5
OWNERSHIP OF LMS SECURITIES	5
TRADING IN LMS SECURITIES	5
COMMITMENTS TO ACQUIRE LMS SECURITIES	5
TRADING IN LMS SECURITIES AND TROPHY SHARES	5
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS	5
AGREEMENTS BETWEEN TROPHY AND THE LMS SECURITYHOLDERS	6
NO SOLICITING AGENT	6
STATUTORY RIGHTS	6
APPROVAL OF OFFERING AND OFFERING CIRCULAR	6
APPROVAL AND CERTIFICATE	C-1
AUDITORS' CONSENTS	C-2
SCHEDULE A - PROSPECTUS OF TROPHY CAPITAL INC.	SA-1
SCHEDULE B - FINANCIAL STATEMENTS	SB-1

SECURITIES EXCHANGE OFFER

1. The Offer

This offer (the "Offer") by Trophy Capital Inc. ("Trophy") to purchase all of the outstanding Class A voting and Class B non-voting common shares (collectively, "LMS Shares") and all of the issued and outstanding convertible debentures ("LMS Convertible Debentures") of LMS Medical Systems Ltd. ("LMS") in exchange for common shares of Trophy ("Trophy Shares") and to exchange all of the outstanding options to acquire common shares of LMS ("LMS Options") for options to acquire common shares of Trophy ("Trophy Options") and to exchange all of the outstanding warrants to acquire common shares of LMS ("LMS Warrants") for warrants to acquire common shares of Trophy ("Trophy Warrants") (the "Securities Exchange"), all in accordance with the terms and conditions set out in the acquisition agreement dated February 16, 2004 between Trophy and LMS (the "Acquisition Agreement"). The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on March 31, 2004, unless withdrawn or extended, but in any event not less than thirty-five days from the date of this Offer. The closing date for the Securities Exchange is scheduled to occur on April 1, 2004, unless extended by mutual agreement (the "Closing Date"). The LMS Shares, LMS Convertible Debentures, LMS Options and LMS Warrants are collectively referred to herein as the "LMS Securities". Each holder of LMS Shares and LMS Convertible Debentures will receive 2.707 Trophy Shares for each LMS Share tendered and 300 Trophy Shares for each $1,000 principal amount of LMS Convertible Debenture tendered. The terms of the Trophy Options will be identical to the LMS Options and the Trophy Warrants will be identical to the LMS Warrants, except in each case, in respect of the number of common shares to which a holder is entitled upon exercise and the exercise price, which terms will be modified to give effect to the Securities Exchange and the consolidation of the Trophy Shares on a 20 for 1 basis. The ratios for the exchange of LMS Shares and LMS Convertible Debentures for Trophy Shares set out above are the relevant exchange ratios, after giving effect to the proposed consolidation of the Trophy Shares on a 20 for 1 basis.

The Acquisition Agreement provides that the Offer is conditional upon, among other things, the following conditions in favour of the holders of the LMS Shares, LMS Convertible Debentures, LMS Options and LMS Warrants (collectively, the "LMS Securityholders"):

- compliance with applicable regulatory requirements and receipt of all material third party consents;
- the representations and warranties of Trophy contained in the Acquisition Agreement shall be true and correct in all respects;
- all of the terms, covenants and conditions of the Acquisition Agreement to be complied with or performed by Trophy shall have been complied with or performed in all respects;
- there shall have been no material adverse changes in the condition (financial or otherwise) of the assets, liabilities, operations, earnings, or business of Trophy since November 30, 2003;
- no legal or regulatory action or proceeding shall be pending or threatened to enjoin, restrict or prohibit the transactions contemplated by the Acquisition Agreement;
- Trophy shall have at the Closing Date, after giving effect to its liabilities, cash assets of at least $970,000;
- the outstanding options to purchase Trophy Shares shall have either been exercised or holders thereof shall acknowledge that such options shall automatically expire 2 business days after the meeting of the shareholders of Trophy scheduled to be held on March 31, 2004 or within 2 business days after the Closing Date in certain circumstances;
- entering into satisfactory arrangements regarding fees payable to Kingsdale Capital Markets Inc. by Trophy;

- the shareholders of Trophy shall have authorized and approved: (i) the change of name of Trophy to LMS Medical Systems Inc.; (ii) the election of the directors proposed by LMS; (iii) the consolidation of the Trophy Shares on a 20 for 1 basis; (iv) the appointment of Ernst & Young LLP as auditors of Trophy; (v) the change in address of the registered office of Trophy; and

- all the directors and officers of Trophy shall have resigned.

Any of the above conditions may be waived by LMS on behalf of the LMS Securityholders.

The Acquisition Agreement also provides that the Offer is conditional upon, among other things, the following conditions in favour of Trophy:

- compliance with applicable regulatory requirements and receipt of all material third party consents;

- the representations and warranties of each of LMS and the LMS Securityholders contained in the Acquisition Agreement shall be true and accurate in all respects;

- all of the terms, covenants and conditions of the Acquisition Agreement to be complied with or performed by LMS shall have been complied with or performed in all respects;

- there shall have been no material adverse changes in the condition (financial or otherwise) of the assets, liabilities, operations, earnings, or business of LMS since October 31, 2003;

- no legal or regulatory action or proceeding shall be pending or threatened to enjoin, restrict or prohibit the transactions contemplated by the Acquisition Agreement;

- no event shall have occurred or condition or state of facts of any character shall have arisen or legislation (whether by statute, rule, regulation, by-law or otherwise) shall have been introduced which might reasonably be expected to have a materially adverse effect upon the financial condition or results of operations of LMS;

- the shareholders of Trophy shall have authorized and approved: (i) the change of name of Trophy to LMS Medical Systems Inc.; (ii) the election of the directors proposed by LMS; (iii) the consolidation of the Trophy Shares on a 20 for 1 basis; (iv) the appointment of Ernst & Young LLP as auditors of Trophy; and (v) the change in the address of the registered office of Trophy;

- the LMS Securityholders shall have tendered certificates representing 75% of the LMS Shares, 75% of the LMS Convertible Debentures, 75% of the LMS Options and 75% of the LMS Warrants, duly endorsed in blank for transfer or accompanied by duly executed transfer powers; and

- the shareholder agreement governing LMS shall have been terminated.

2. Payment for LMS Shares and LMS Convertible Debentures and Exchange of LMS Options and LMS Warrants

Subject to the terms and conditions described herein, each LMS Securityholder will receive on the Closing Date, (i) 2.707 Trophy Shares for each LMS Share tendered to the Offer; (ii) 300 Trophy Shares for each $1,000 principal amount of LMS Convertible Debentures tendered to the Offer; (iii) Trophy Options issued in exchange for the LMS Options surrendered; and (iv) Trophy Warrants issued in exchange for the LMS Warrants surrendered. Certificates evidencing the Trophy Shares, Trophy Options and Trophy Warrants will be delivered to LMS Securityholders as soon as practicable after the Closing Date. The obligation of Trophy to complete the Offer is subject to the fulfillment and performance on, or prior to, the Closing Date, of the conditions in favour of Trophy described herein. The obligation of the LMS Securityholders to complete the Offer is subject to the fulfillment and performance on, or prior to, the Closing Date, of the conditions in favour of the LMS Securityholders described herein.

LMS Securityholders who wish to tender their LMS Securities to this Offer must deliver certificates evidencing their LMS Shares, LMS Convertible Debentures, LMS Options and LMS Warrants, in each case duly endorsed in blank for transfer or accompanied by duly executed transfer powers, to LMS Medical Systems Ltd., 5252 de Maisonneuve West, Suite 314, Montreal, Quebec H4A 3S5, Attention: Andrea Miller, on or before 5:00 p.m. (Toronto time) on March 31, 2004.

3. Withdrawal Rights

As of the date of this Offer, LMS Securityholders holding 1,777,931 LMS Shares, $5,400,000 principal amount of LMS Convertible Debentures, 150,105 LMS Options and 1,057,292 LMS Warrants have entered into agreements (the "Lock-up Agreements") with Trophy whereby such LMS Securityholders have agreed to irrevocably tender all of their LMS Securities to the Offer pending completion of the Securities Exchange. All deposits of LMS Securities pursuant to the Offer are irrevocable, provided that any LMS Securities deposited in acceptance of the Offer (other than any LMS Securities that are deposited pursuant to the Lock-up Agreements) may be withdrawn by the depositing LMS Securityholder at any time before the date of completion of the Securities Exchange. In order to be effective, notice of withdrawal of LMS Securities deposited must be given in a manner that provides LMS with a written or printed copy and must be actually received by LMS.

DATED this 24th day of February, 2004.

TROPHY CAPITAL INC.

"Peter Wanner"

By: ______________________________

Peter Wanner
Chief Financial Officer

CIRCULAR

This Circular is provided in connection with the Offer. The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights.

PURPOSE OF THE OFFER AND PLANS FOR LMS

Purpose of the Offer

The purpose of the Offer is to enable Trophy to acquire all of the outstanding LMS Shares and LMS Convertible Debentures and to exchange Trophy Options and Trophy Warrants for all of the LMS Options and LMS Warrants surrendered.

If Trophy takes up and pays for LMS Shares and LMS Convertible Debentures deposited pursuant to the Offer and exchanges Trophy Options and Trophy Warrants for LMS Options and LMS Warrants surrendered, Trophy intends, to the extent permitted by applicable law, to seek to acquire all of the remaining LMS Shares and LMS Convertible Debentures and to exchange Trophy Options and Trophy Warrants for all LMS Options and LMS Warrants surrendered not deposited under the Offer by a Subsequent Acquisition Transaction (as defined below). Trophy will cause, to the extent permitted by applicable law, the LMS Shares acquired pursuant to the Offer to be voted in favour of such a Subsequent Acquisition Transaction. If Trophy takes up and pays for LMS Shares and LMS Convertible Debentures deposited under the Offer and exchanges Trophy Options and Trophy Warrants for LMS Options and LMS Warrants surrendered, Trophy may seek to cause a meeting of shareholders of Trophy to be called to consider an amalgamation, capital reorganization or other transaction involving LMS (a "Subsequent Acquisition Transaction") for the purpose of acquiring all LMS Shares and LMS Convertible Debentures not acquired by Trophy pursuant to the Offer and exchanging Trophy Options and Trophy Warrants for all LMS Options and LMS Warrants not surrendered pursuant to the Offer. Depending on the nature and structure of the Subsequent Acquisition Transaction, the Subsequent Acquisition Transaction may be a "related party transaction" pursuant to Rule 61-501 of the Ontario Securities Commission ("Rule 61-501") and Policy Q-27 of the Commission des valeurs mobilières du Québec ("Policy Q-27"). Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a related party transaction is required to comply with the valuation and minority approval requirements of Rule 61-501 and Policy Q-27. Trophy intends to rely on any exemptions available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 exempting LMS and Trophy, or one or more of its respective affiliates, as appropriate, from the valuation and minority approval requirements of Rule 61-501 and Policy Q-27.

Plans for Trophy and LMS

If the Offer is successful and LMS becomes a wholly-owned subsidiary of Trophy, Trophy intends to: (i) change its name to LMS Medical Systems Inc.; (ii) cause the name of LMS to be changed to LMS Medical Systems (Canada) Inc.; (iii) cause LMS to sell the shares of its U.S. subsidiary, LMS Medical Systems Inc., to Trophy and change the name of such U.S. subsidiary to LMS Medical Systems (USA) Inc.; (iv) elect the directors proposed by LMS to the board of directors of Trophy; and (v) appoint the officers of LMS as officers of Trophy.

THE OFFEROR

See the prospectus dated January 7, 2004 of Trophy, a copy of which is attached hereto as Schedule "A", for a description of Trophy and its activities. Trophy is a "capital pool company" which does not carry on business and has no material assets or liabilities other than cash of approximately $970,000 which it raised by way of initial public offering completed January 30, 2004. There has been no material change in the affairs of Trophy since November 30, 2003, other than the completion of its initial public offering and the entering into of the Acquisition Agreement. See the financial statements of Trophy and LMS, including *pro forma* financial statements giving effect to the transactions contemplated by the Acquisition Agreement (copies of which are attached hereto as Schedule "B"), for a description of the financial affairs of Trophy and LMS.

MATERIAL CHANGES TO AFFAIRS OF LMS

Other than the entering into by LMS of the Acquisition Agreement, Trophy has no knowledge of any material changes in the affairs of LMS since October 31, 2003. There is no material fact concerning the LMS Securities that is known to Trophy and not disclosed herein that would reasonably be expected to affect the decision of the LMS Securityholders to accept or reject the Offer. Other than as set out herein, LMS does not intend to make any material changes to its business after the Closing Date.

OWNERSHIP OF LMS SECURITIES

Neither Trophy, nor any director or senior officer, of Trophy beneficially owns, directly or indirectly, or controls or exercises direction over any securities of LMS. To the knowledge of the directors and senior officers of Trophy, after reasonable inquiry, no securities of LMS are beneficially owned by, directly or indirectly, nor is control or direction over any securities of LMS exercised by any associate of any director or senior officer of Trophy, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Trophy or by any person or company acting jointly or in concert with Trophy. To the knowledge of Trophy, there is no holder holding more than 10% of the LMS Shares other than the Business Development Bank of Canada and Placements Lux Ltd.

TRADING IN LMS SECURITIES

During the 6-month period preceding the date of the Offer, no securities of LMS have been traded by Trophy or any director or senior officer of Trophy or, to the knowledge of the directors and senior officers of Trophy, after reasonable inquiry, by any associate of any director or senior officer of Trophy, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Trophy or by any person or company acting jointly or in concert with Trophy.

COMMITMENTS TO ACQUIRE LMS SECURITIES

Except for the commitment to acquire the LMS Securities pursuant to the Offer, no securities of LMS are the subject of any arrangements, agreements, commitments or understandings to acquire any equity securities of LMS made by Trophy or its directors or senior officers and, to the knowledge of the directors and senior officers of Trophy, after reasonable inquiry, no securities of LMS are the subject of any arrangements, agreements, commitments or understandings to acquire any equity securities of LMS made by any associate of any director or senior officer of Trophy, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Trophy or by any person or company acting jointly or in concert with Trophy.

TRADING IN LMS SECURITIES AND TROPHY SHARES

The LMS Securities are not listed on any stock exchange or other market. Other than pursuant to the Offer, Trophy does not intend to purchase any LMS Securities prior to the Closing Date. The Trophy Shares were listed on the TSX Venture Exchange (the "Venture Exchange") on February 16, 2004. On February 16, 2004, the Venture Exchange halted the trading of the Trophy Shares. A press release announcing the Offer was issued on February 16, 2004.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as set out below, there are no arrangements, agreements, commitments or understandings made or proposed to be made between Trophy and any of the directors or senior officers of LMS and no payments or other benefits are proposed to be made or given by Trophy by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful. Trophy has agreed with LMS that the officers of LMS will become the officers of Trophy and that such officers will be retained by Trophy on the same terms and conditions as they were retained by LMS and that Trophy's board of directors will resign and LMS will propose a slate of directors for Trophy that includes Diane Côté, Emily Hamilton, Benoit La Salle, Elaine Beaudoin, Vince Conti and Hugh Mighty.

AGREEMENTS BETWEEN TROPHY AND THE LMS SECURITYHOLDERS

Pursuant to the Acquisition Agreement, Trophy agreed to acquire all of the LMS Securities and thereby acquire the LMS business. The Acquisition Agreement provides that Trophy will enter into agreements (the "Lock-up Agreements") with each LMS Securityholder whereby such LMS Securityholders will agree to tender to Trophy the LMS Securities held by such LMS Securityholder, subject to the satisfaction of all the conditions set out in the Acquisition Agreement and described herein. As of the date of this Circular, Trophy had entered into Lock-up Agreements with LMS Securityholders holding 1,777,931 LMS Share (53% of outstanding LMS Shares), $5,400,000 principal amount of LMS Convertible Debentures (93% of outstanding LMS Convertible Debentures), 150,105 LMS Options (81% of outstanding LMS Options) and 1,057,292 LMS Warrants (70% of outstanding LMS Warrants).

NO SOLICITING AGENT

No person or company is being employed, retained or paid by Trophy, or on behalf of Trophy, to solicit the tendering of LMS Securities in response to the Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides LMS Securityholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is misrepresentation in a circular or notice that is required to be delivered to such LMS Securityholders. However, such rights must be exercised within prescribed time limits. LMS Securityholders should refer to the applicable provisions of the securities legislation of their province for particulars of those rights or consult with a lawyer.

APPROVAL OF OFFERING AND OFFERING CIRCULAR

The contents of the Offer and the Circular have been approved and the delivery to the LMS Securityholders and the publication thereof has been authorized by the board of directors of Trophy Capital Inc.

APPROVAL AND CERTIFICATE

Dated: February 24, 2004

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

"David Williams"
(Signed) DAVID WILLIAMS
President and Chief Executive Officer

"Peter Wanner"
(Signed) PETER WANNER
Chief Financial Officer

On behalf of the Board of Directors

"George Ploder"
(Signed) GEORGE PLODER
Director

"Luciano Grossi"
(Signed) LUCIANO GROSSI
Director

"Bruce Bronfman"
(Signed) BRUCE BRONFMAN
Director

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

SLF

AUDITORS' CONSENT

We have read the take-over bid circular of Trophy Capital Inc. ("Trophy") dated February 24, 2004 relating to the acquisition by Trophy of all the issued and outstanding shares and convertible debentures of LMS Medical Systems Ltd. ("LMS") and to the exchange of Trophy options and warrants for all of the options and warrants of LMS surrendered. We have complied with Canadian generally accepted standards for auditors' involvement with offering documents.

We consent to the use, as an attachment to the take-over bid circular, of our report dated January 7, 2004, to the directors of Trophy on the following financial statements:

- Balance sheet as at November 30, 2003;
- Statements of operations and deficit and cash flows for the period from January 14, 2003 (date of incorporation) to November 30, 2003

"SCHWARTZ LEVITSKY FELDMAN LLP"

Toronto, Ontario
February 24, 2004

Chartered Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

ERNST & YOUNG

AUDITORS' CONSENT

We have read the take-over bid circular of Trophy Capital Inc. [Trophy] dated February 24, 2004 relating to the acquisition by Trophy of all the issued and outstanding shares and convertible debentures of LMS Medical Systems Ltd. [LMS] and to the exchange of Trophy options and warrants for all of the options and warrants of LMS surrendered. We have complied with Canadian generally accepted standards for auditors' involvement with offering documents.

We consent to the use, as an attachment to the take-over bid circular, of our reports to the shareholders of LMS on the following financial statements:

- Consolidated balance sheets as at October 31, 2003, October 31, 2002 and October 31, 2001;
- Consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2003.

We also consent to the use in the take-over bid circular of our compilation report dated February 24, 2004, to the Directors of Trophy on the following financial statement:

- Unaudited consolidated pro-forma balance sheet as at November 30, 2003.

Ernst & Young LLP

Montréal, Canada
February 24, 2004.

Chartered Accountants

SCHEDULE "A"

This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PROSPECTUS

INITIAL PUBLIC OFFERING **January 7, 2004**

TROPHY CAPITAL INC.
(A CAPITAL POOL COMPANY)

Minimum of $700,000 and a Maximum of $1,000,000
Minimum of 4,666,666 common shares and a Maximum of 6,666,666 common shares
Price: $0.15 per common share

The purpose of this offering (the "Offering") is to provide Trophy Capital Inc. (the "Company") with a minimum of funds with which to identify and evaluate businesses or assets with a view to completing a Qualifying Transaction, as hereafter defined. Any proposed Qualifying Transaction must be approved by the Exchange and in the case of a Non Arm's Length Qualifying Transaction, must also receive Majority of the Minority Approval, as hereafter defined, in accordance with Exchange Policy 2.4 ("CPC Policy"). The Company is a Capital Pool Company ("CPC"). It has not commenced commercial operations and has no assets other than a minimum amount of cash. Except as specifically contemplated in the CPC Policy, until the Completion of the Qualifying Transaction, the Company will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a proposed Qualifying Transaction.

Distribution

	Price to public	**Agent's commission[1]**	**Proceeds to the Company[2]**
Per Common Share	$.15	$0.015	$0.135
Total (Minimum Offering)	$700,000	$70,000	$630,000
Total (Maximum Offering)[3]	$1,000,000	$100,000	$900,000

[1] As additional compensation, the Company will pay the Agent a corporate finance fee of $20,000, and will grant to the Agent options (the "Agent Options") to purchase such number of common shares as is equal to 10% of the aggregate number of common shares sold pursuant to the Offering, at a price of $0.15 per common share, for a period of 18 months from the closing of the Offering. The Agent Options are qualified under and distributed pursuant to this prospectus. For further information please refer to the section entitled "Name of Agent and Agent's Compensation".

[2] Before deducting the Agent's corporate finance fee and the expenses of the Offering, estimated to be approximately $50,000, which, together with the Agent's fee, will be paid out of the proceeds of the Offering.

[3] The Company also proposes to grant options to purchase the equivalent of 10% of the outstanding Common Shares of the Company upon the closing of the Offering being 600,000 in the case of the Minimum Offering and 800,000 in the case of the Maximum Offering at a price of $0.15 per Common Share to the Company's directors, officers and technical consultants in accordance with the policies of the Exchange, which options are qualified for distribution under this prospectus. For further information please refer to the section entitled "Options to Purchase Securities".

This offering is made on a best efforts basis by Kingsdale Capital Markets Inc. (the "Agent") and is subject to a minimum subscription of 4,666,666 common shares of the Company ("Common Shares") for total gross proceeds to the Company of $700,000 and a maximum subscriptions of 6,666,666 Common Shares for total gross proceeds to the Company of $1,000,000. The offering price of the Common Shares was determined by negotiation between the Company and the Agent. All funds received from subscriptions for Common Shares will be held by the Agent pursuant to the terms of the Agency Agreement. If the minimum subscription is not raised within 90 days of the issuance of a receipt for the final prospectus or such other time as may be consented to by persons or companies who subscribed within that period, all subscription monies will be returned to subscribers without interest or deduction, unless the subscribers have otherwise instructed the Agent.

This prospectus is also intended to qualify for distribution options to purchase Common Shares at a price of $0.15 per Common Share to the Agent in an amount equal to 10% of the aggregate number of Common Shares sold pursuant to the Offering and to the Company's directors and officers in an amount equal to 10% of the total outstanding Common Shares upon closing of the Offering.

Market for Securities

The Company has applied to list its Common Shares on the Exchange. Listing will be subject to the Company fulfilling all the listing requirements of the Exchange.

Other than the initial distribution of the Common Shares pursuant to this prospectus, the grant of the Agent's Option and the grant of options to the directors, officers and technical consultants of the Company, trading in all securities of the Company is prohibited during the period between the date a receipt for the preliminary prospectus is issued by the securities commissions and the time the Common Shares are listed for trading except, subject to prior acceptance of the Exchange, where appropriate registration and prospectus exemptions are available under securities legislation or where the applicable securities commissions grant a discretionary order.

Risk Factors

Investment in the Common Shares offered by this Prospectus is highly speculative due to the nature of the Company's business and its present stage of development. This offering is suitable only to those investors who are prepared to risk the loss of their entire investment. See "Risk Factors".

Maximum Investment

Pursuant to the CPC Policy, no purchaser of the Common Shares is permitted to directly or indirectly purchase more than 2% of the total Common Shares offered under this Prospectus, or 93,333 Common Shares in the case of the minimum offering and 133,333 Common Shares in the case of the maximum offering. In addition, the maximum number of Common Shares that may directly or indirectly be purchased by that purchaser, together with any Associates or Affiliates of that purchaser, is 4% of the total Common Shares offered under this prospectus, or 186,666 Common Shares in the case of the minimum offering and 266,666 Common Shares in the case of the maximum offering.

Receipt of Subscriptions

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that share certificates evidencing the Common Shares in definitive form will be available for delivery within 15 days of the closing date.

Table of Contents

GLOSSARY 5
PROSPECTUS SUMMARY 11
CORPORATE STRUCTURE 13
BUSINESS OF THE COMPANY 13
USE OF PROCEEDS 17
PLAN OF DISTRIBUTION 20
DESCRIPTION OF SECURITIES DISTRIBUTED 22
CAPITALIZATION 22
OPTIONS TO PURCHASE SECURITIES 23
PRIOR SALES 24
ESCROWED SECURITIES 24
PRINCIPAL SHAREHOLDERS 27
DIRECTORS, OFFICERS AND PROMOTERS 28
EXECUTIVE COMPENSATION 33
DILUTION 34
RISK FACTORS 34
LEGAL PROCEEDINGS 36
AUDITORS, TRANSFER AGENTS AND REGISTRARS 36
MATERIAL CONTRACTS 36
PURCHASER'S STATUTORY RIGHTS OF WITHDRAWAL AND RECISSION 36
FINANCIAL STATEMENTS F1
CERTIFICATE OF THE COMPANY C1
CERTIFICATE OF THE AGENT C1

Glossary

"Affiliate" means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(c) voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(d) the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a) a company controlled by that Person, or

(b) an Affiliate of that Person or an Affiliate of any company controlled by that Person.

"Agreement in Principle" means any enforceable agreement or any other agreement or similar commitment which identifies the fundamental terms upon which the parties agree or intend to agree which:

(a) identifies assets or a business to be acquired which would reasonably appear to constitute Significant Assets and the acquisition of which would reasonably appear to constitute a Qualifying Transaction;

(b) identifies the parties to the Qualifying Transaction;

(c) identifies the consideration to be paid for the Significant Assets or otherwise identifies the means by which the consideration will be determined; and

(d) identifies the conditions to any further formal agreements to complete the transaction, and in respect of which there are no material conditions to closing (other than receipt of shareholder approval and Exchange acceptance), the satisfaction of which is dependent upon third parties and beyond the reasonable control of the Non Arm's Length Parties to the CPC or the Non Arm's Length Parties to the Qualifying Transaction.

"Associate" when used to indicate a relationship with a person or company, means

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b) any partner of the person or company,

(c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity,

(d) in the case of a person, a relative of that person, including

(i) that person's spouse or child, or

(ii) any relative of the person or of his spouse who has the same residence as that person;

but

(e) where the Exchange determines that two persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D with respect to that Member firm, Member corporation or holding company.

"Common Shares" means the common shares of the Company.

"CPC" means a corporation:

(a) that has been incorporated or organized in a jurisdiction in Canada,

(b) that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and

(c) in regard to which the Final Exchange Bulletin has not yet been issued.

"Company" means Trophy Capital Inc.

"Completion of the Qualifying Transaction" means the date the Final Exchange Bulletin is issued by the Exchange.

"Control Person" means any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

"**Eligible Charitable Organization**" means:

(a) any Charitable Organization* or Public Foundation* which is a Registered Charity*, but is not a Private Foundation*, or

(b) a Registered National Arts Service Organization*.

"Exchange" means the TSX Venture Exchange Inc.

"Exchange Requirements" means and includes the articles, by-laws, policies, circulars, rules, guidelines, orders, notices, rulings, forms, decisions and regulations of the Exchange as from time to time enacted, any instructions, decisions and directions of the Exchange (including those of any committee of the Exchange as appointed from time to time), and all applicable provisions of the securities laws of any other jurisdiction.

"Final Exchange Bulletin" means the Exchange Bulletin which is issued following closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Qualifying Transaction.

"Insider" if used in relation to an Issuer, means:

(a) a director or senior officer of the Issuer;

(b) a director or senior officer of the Company that is an Insider or subsidiary of the Issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares of the Issuer; or

(d) the Issuer itself if it holds any of its own securities.

"Issuer" means a company and its subsidiaries which have any of its securities listed for trading on the Exchange and, as the context requires, any applicant company seeking a listing of its securities on the Exchange.

"Majority of the Minority Approval" means the approval of a Non Arm's Length Qualifying Transaction by the majority of the votes cast by shareholders, other than:

(a) Non Arm's Length Parties to the CPC;

(b) Non Arm's Length Parties to the Qualifying Transaction; and

(c) in the case of a Related Party Transaction:

(i) if the CPC holds its own shares, the CPC, and

* These terms are defined in the *Income Tax Act* (Canada), as amended from time to time

(ii) a Person acting jointly or in concert with a Person referred to in paragraph (a) or (b) in respect of the transaction

at a properly constituted meeting of the common shareholders of the CPC.

"Member" means a Person who has executed the Members' Agreement, as amended from time to time, and is accepted as and becomes a member of the Exchange under the Exchange Requirements and, for the purposes of this Prospectus, being Kingsdale Capital Markets Inc.

"Members' Agreement" means the members' agreement among the Exchange and each Person who, from time to time, is accepted as and becomes a member of the Exchange.

"Non Arm's Length Party" means in relation to a Company, a promoter, officer, director, other insider or Control Person of that Company) including an Issuer) and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any Company of which the individual is a promoter, officer, director, insider or Control Person.

"Non Arm's Length Parties to the Qualifying Transaction" means the Vendor(s), any Target Company(ies) and includes, in relation to Significant Assets or Target Company(ies), the Non Arm's Length Parties of the Vendor(s), the Non Arm's Length Parties of any Target Company(ies) and all other parties to or associated with the Qualifying Transaction and Associates or Affiliates of all such other parties.

"Non Arm's Length Qualifying Transaction" means a proposed Qualifying Transaction where the same party or parties or their respective Associates or Affiliates control the CPC and the Significant Assets which are the subject of the proposed Qualifying Transaction.

"Person" means a company or individual.

"**Principal**" means

(a) a person or company who acted as a promoter of the issuer within two years or their respective Associates or Affiliates, before the initial public offering ("IPO") prospectus or Exchange Bulletin confirming final acceptance of a transaction ("Final Exchange Bulletin");

(b) a director or senior officer of the issuer or any of its material operating subsidiaries at the time of the IPO prospectus or Final Exchange Bulletin;

(c) a **20% holder** – a person or company that holds securities carrying more than 20% of the voting rights attached to the issuer's outstanding securities immediately before and immediately after the issuer's IPO or immediately after the Final Exchange Bulletin for non IPO transactions;

(d) a **10% holder** – a person or company that

(i) holds securities carrying more than 10% of the voting rights attached to the issuer's outstanding securities immediately before and immediately after the issuer's IPO or immediately after the Final Exchange Bulletin for non IPO transactions; and

(ii) has elected or appointed, or has the right to elect or appoint, one or more directors or senior officers of the issuer or any of its material operating subsidiaries.

In calculating these percentages, include securities that may be issued to the holder under outstanding convertible securities in both the holder's securities and the total securities outstanding.

A company, trust, partnership or other entity more than 50% held by one or more principals will be treated as a principal. (In calculating this percentage, include securities of the entity that may be issued to the principals under outstanding convertible securities in both the principals' securities of the entity and the total securities of the entity outstanding.) Any securities of the issuer that this entity holds will be subject to escrow requirements.

A principal's spouse and their relatives that live at the same address as the principal will also be treated as principals and any securities of the issuer they hold will be subject to escrow requirements.

"Pro Group"

(a) Subject to subparagraphs (b), (c) and (d) and (e) "Pro Group" shall include, either individually or as a group:

(i) the Member;

(ii) employees of the Member;

(iii) partners, officers and directors of the Member;

(iv) Affiliates of the Member; and

(v) Associates of any parties referred to in subparagraphs (i) through (iv);

(b) The Exchange may, in its discretion, include a Person or party in the Pro Group for the purposes of a particular calculation where the Exchange determines that the Person is not acting at arm's length to the Member;

(c) The Exchange may, in its discretion, exclude a Person from the Pro Group for the purposes of a particular calculation where the Exchange determines that the Person is acting at arm's length of the Member;

(d) The Member may deem a Person who would otherwise be included in the Pro Group pursuant to subparagraph (a) to be excluded from the Pro Group where the Member determines that:

(i) the Person is an affiliate or associate of the member acting at arm's length of the Member;

(ii) the associate or affiliate has a separate corporate and reporting structure;

(iii) there are sufficient controls on information flowing between the Member and the associate or affiliate; and

(iv) the Member maintains a list of such excluded Persons.

"Qualifying Transaction" means a transaction where a CPC acquires Significant Assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another Company or by other means.

"Resulting Issuer" means the issuer that was formerly a CPC that exists upon issuance of the Final Exchange Bulletin.

"Significant Assets" means one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the Exchange.

"Sponsor" has the meaning specified in Exchange Policy 2.2 – Sponsorship and Sponsorship Requirements.

"Target Company" means a Company to be acquired by the CPC as its Significant Asset pursuant to a Qualifying Transaction.

"Transfer Agent" means Equity Transfer Services Inc.

"Vendors" means one or all of the beneficial owners, of the Significant Assets (other than a Target Company).

PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

The Company:	The principal business of the Company will be the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. The Company has not commenced commercial operations and has no assets other than a minimum amount of cash. See "Business of the Company".
The Offering:	A minimum of 4,666,666 and a maximum of 6,666,666 Common Shares are being offered under this Prospectus at a price of $0.15 per Common Share. In addition, the Company will grant an option to the Agent to purchase such number of Common Shares as is equal to 10% of the aggregate number of Common Shares sold pursuant to the Offering at a price of $0.15 per share which will be exercisable for a period of 18 months from the date of listing of the Common Shares on the Exchange which option is qualified under this prospectus. The Company also intends to grant options to purchase the equivalent of 10% of the outstanding Common Shares of the Company upon completion of the Offering to the Company's directors, officers, and technical consultants, of which 600,000 Common Shares are qualified for distribution under this Prospectus. See "Plan of Distribution".
Use of Proceeds:	The net proceeds to the Company will be $655,000 in the case of the minimum offering, and $925,000 in the case of the maximum offering. The net proceeds of this Offering will be used to provide the Company with a minimum of funds with which to identify and evaluate assets or businesses, for acquisition with a view to completing a Qualifying Transaction. The Company may not have sufficient funds to secure such businesses or assets once identified and evaluated and additional funds may be required. Until Completion of the Qualifying Transaction and except as otherwise provided in the CPC Policy, a maximum of the lesser of 30% of the gross proceeds realized or $210,000 may be used for purposes other than evaluating business or assets.

Directors and Management:	David Williams	President, Chief Executive Officer and Director
	Peter Wanner	Chief Financial Officer, Secretary and Director
	George Ploder	Director
	Bruce Bronfman	Director
	Luciano Grossi	Director

Escrow:

All of the currently issued and outstanding Common Shares of the Company, being 1,333,332 Common Shares will be deposited in escrow pursuant to the terms of an Escrow Agreement, as hereafter defined, and will be released from escrow in stages over a period of up to three years after the date of the Final Exchange Bulletin. See "Escrow".

Risk Factors:

Investment in the Common Shares must be regarded as highly speculative due to the proposed nature of the Company's business and its present stage of development. The Company was only recently incorporated and has no active business or assets other than cash. It does not have a history of earnings, nor has it paid any dividends and will not generate earnings or pay dividends until at least after the Completion of the Qualifying Transaction. The Offering is only suitable to investors who are prepared to rely entirely on the directors and management of the Company and can afford to risk the loss of their entire investment. The directors and officers of the Company will only devote part of their time and attention to the affairs of the Company and there are potential conflicts of interest to which some of the directors and officers of the Company will be subject in connection with the operations of the Company. Assuming completion of the Offering, an investor will suffer an immediate dilution on investment of 22.22% or $0.033 per Common Share in the case of a Minimum Offering and 16.67% or $0.025 per Common Share in the case of a Maximum Offering. There can be no assurance that an active and liquid market for the Company's Common Shares will develop and an investor may find it difficult to resell the Common Shares. Until Completion of the Qualifying Transaction, the Company will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. The Company has only limited funds with which to identify and evaluate possible Qualifying Transactions and there can be no assurance that the Company will be able to identify or complete a suitable Qualifying Transaction.

The Qualifying Transaction may involve the acquisition of a business or assets located outside of Canada. It may therefore be difficult or impossible to effect service or notice to commence legal proceedings upon any directors, officers and experts outside of Canada and it may not be possible to enforce against such persons or companies judgments obtained in Canadian courts predicated upon the civil liability provisions applicable to securities laws in Canada. See "Risk Factors".

CORPORATE STRUCTURE

Name and Incorporation

The full corporate name of the Company is Trophy Capital Inc. The Company was incorporated under the laws of Canada on January 14, 2003. The registered office address of the Company is 45 St. Clair Avenue West, Suite 1202, Toronto, Ontario M4V 1K9.

BUSINESS OF THE COMPANY

Preliminary Expenses

As of the date of the most recent balance sheet included with this prospectus, the Company has incurred $34,831 in preliminary expenses relating to professional fees in proceeding with the Offering. Certain proceeds from the Offering may be used to satisfy the obligations of the Company related to this Offering, including the expenses of auditors, legal counsel and the Agent's legal counsel. For further information, please refer to the section entitled "Use of Proceeds."

Proposed Operations Until Completion of a Qualifying Transaction

The Company proposes to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a Non Arm's Length Qualifying Transaction is also subject to Majority of the Minority Approval in accordance with the CPC Policy. The Company has not conducted commercial operations. The Company currently intends to pursue a Qualifying Transaction in the technology sector but there is no assurance that this will, in fact, be the business sector of a proposed Qualifying Transaction or of the Company following Completion of the Qualifying Transaction.

Until Completion of a Qualifying Transaction, the Company will not carry on any business other than the identification and evaluation of businesses or assets with a view to completing a potential Qualifying Transaction. With the consent of the Exchange, this may include the raising of additional funds in order to finance an acquisition. Except as described under "Private Placement for Cash", and "Restrictions on Use of Proceeds", the funds raised pursuant to this Offering and any subsequent financing will be utilized only for the identification and evaluation of potential Qualifying Transactions and not for any deposit, loan or direct investment in a potential acquisition.

Although the Company has commenced the process of identifying potential acquisitions with a view to completing the Qualifying Transaction, the Company has not yet entered into an Agreement in Principle.

Geographical Restrictions

In accordance with the CPC Policy, except where the Resulting Issuer will be an oil and gas issuer or a mining issuer, the Significant Assets must be located in Canada or the United States.

Method of Financing Acquisitions

The Company may use either issuance of treasury shares or public financing of debt or equity, or a combination of these, for the purpose of financing its proposed Qualifying Transaction. **A Qualifying Transaction financed by the issue of treasury shares could result in a change in the control of the Company and may cause the shareholders' interest in the Company to be further diluted.**

Criteria for a Qualifying Transaction

The board of directors of the Company must approve any proposed Qualifying Transaction. In exercising their powers and discharging their duties in relation to a proposed Qualifying Transaction, the directors will act honestly and in good faith with a view to the best interests of the Company and will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Filings and Shareholder Approval of a Non Arm's Length Qualifying Transaction

Upon the Company reaching an Agreement in Principle, the Company must issue a comprehensive news release, at which time the Exchange generally will halt trading in the Company's Common Shares until the filing requirements of the Exchange have been satisfied as set forth under "Trading Halts, Suspensions and Delisting". Within 75 days after issuance of such news release, the Company shall be required to submit for review to the Exchange either an information circular that complies with applicable corporate and securities laws or a filing statement that complies with Exchange requirements. An information circular must be submitted where there is a Non Arm's Length Qualifying Transaction or where shareholder approval is otherwise required. A filing statement must be submitted where the Qualifying Transaction is not a Non Arm's Length Qualifying Transaction or where shareholder approval is not otherwise required. The information circular or filing statement, as applicable, must contain prospectus level disclosure of the Target Company and the Company, assuming Completion of the Qualifying Transaction, and be prepared in accordance with the CPC Policy and Form 3B1/Form 3B2. Upon acceptance by the Exchange, the Company must then:

(e) file the filing statement on SEDAR at least seven business days prior to closing of the Qualifying Transaction and issue a news release which discloses the scheduled closing date for the Qualifying Transaction as well as the fact that the filing statement is available on SEDAR, or

(f) mail the information circular and related proxy material to its shareholders in order to obtain the Majority of the Minority Approval of the Qualifying transaction or other requisite approval, at a meeting of Shareholders.

Unless waived by the Exchange, the Company will also be required to retain a Sponsor, who must be a member of the Exchange, and who will be required to submit to the Exchange a Sponsor Report prepared in accordance with the Policies of the Exchange. The Company will no longer be considered to be a CPC upon the Exchange having issued the Final Exchange Bulletin. The Exchange will generally not issue the Final Exchange Bulletin until the Exchange has received:

(i) in the case of a Non Arm's Qualifying Transaction, confirmation of Majority of Minority Approval of the Qualifying Transaction;

(ii) confirmation of closing of the Qualifying Transaction; and

(iii) all post-meeting a final documentation, as applicable, otherwise required to be filed with the Exchange pursuant to the CPC Policy.

Upon issuance of the Final Exchange Bulletin, the CPC Policy will generally cease to apply, with the exception of the escrow provisions of the CPC Policy and the restrictions in the CPC Policy precluding the Company from completing a reverse take-over for a period of one year from the Completion of the Qualifying Transaction.

Minimum Listing Requirements

The Resulting Issuer must satisfy the Exchange's minimum listing requirements for the particular industry sector in either Tier 1 or Tier 2 as prescribed under the applicable Policies of the Exchange.

Trading Halts, Suspensions and Delisting

The Exchange will generally halt trading in the Common Shares from the date of the public announcement of an Agreement in Principle until all filing requirements of the Exchange have been satisfied, which includes the submission of a Sponsorship Acknowledgment Form, where the Qualifying Transaction is subject to sponsorship. In addition, personal information forms for all individuals who may be directors, senior officers, promoters, or insiders of the Resulting Issuer must be filed with the Exchange and any preliminary background searches that the Exchange considers necessary or advisable, must also be completed, before the trading halt will be lifted by the Exchange.

Even if all filing requirements have been satisfied and preliminary background checks completed, the Exchange may continue or reinstate a halt in trading of the Common Shares for public policy reasons including:

(a) the unacceptable nature of the business of the Resulting Issuer, or

(b) the number of conditions precedent to, or the nature and number of deficiencies required to be resolved prior to, completion of the Qualifying Transaction, are so significant or numerous as to make it appear to the Exchange that the halt should be reinstated or continued.

A trading halt may also be imposed by the Exchange where the Company fails to file the supporting documents relating to the Qualifying Transaction within a period of 75 days after public announcement of the Agreement in Principle or if the CPC fails to file post-meeting or final documents, as applicable, within the time required. A trading halt may also be imposed if a Sponsor terminates its sponsorship.

The Exchange may suspend from trading or delist the Common Shares of the Company where the Exchange has not issued a Final Exchange Bulletin to the CPC within 18 months of the date of listing. In the event that the Common Shares of the Company are delisted by the Exchange, within 90 days from the date of such delisting, the Company shall wind up and shall make a pro rata distribution of its remaining assets to its shareholders, unless shareholders, pursuant to a majority vote exclusive of the votes of Non Arm's Length Parties to the Company, determine to deal with the remaining assets in some other manner.

Refusal of Qualifying Transaction

The Exchange, in its sole discretion, may not accept a Qualifying Transaction where:

(a) the Resulting Issuer fails to satisfy the applicable minimum listing requirements of the Exchange;

(b) the aggregate number of securities of the Resulting Issuer owned, directly or indirectly, by:

(i) a Member firm of the Exchange;

(ii) registrants, unregistered corporate finance professionals, employee shareholders and partners of such member firm; and

(iii) associates of any such person,

collectively, would exceed 20% of the issued and outstanding securities of the Resulting Issuer;

(c) the Resulting Issuer will be a financial institution, finance company, finance issuer or mutual fund, as defined in the securities legislation;

(d) the majority of the directors and senior officers of the Resulting Issuer are not residents of Canada or the United States or are individuals who have not demonstrated positive association as directors or officers with public companies that are subject to a regulatory regime comparable to the companies listed on a Canadian exchange;

(e) in the case of a Resulting Issuer, other than an oil and gas or mining issuer, the Qualifying Transaction involves the acquisition of Significant Assets, outside of Canada or the United States; or

(f) notwithstanding the definition of a Qualifying Transaction, there is any other reason for denying acceptance of the Qualifying Transaction.

USE OF PROCEEDS

Proceeds and Principal Purposes

The following indicates the principal uses to which the Company proposes to use the total funds available to it upon the completion of this Offering:

Principal Purposes	Investment required	
	Minimum offering	Maximum offering
Cash proceeds raised prior to this Offering (1)	$100,000	$100,000
Expenses and costs relating to raising the cash proceeds prior to this Offering	$5,000	$5,000
Cash proceeds to be raised pursuant to this Offering (2)	$700,000	$1,000,000
Expenses and costs relating to the Offering (including listing fees, Agent's commission, legal fees, audit fees and expenses)	$140,000	$170,000
Estimated funds available (on completion of the Offering)	$655,000	$925,000
Funds available for identifying and evaluating assets or business prospects (3)	$655,000	$925,000
Estimated general and administrative expenses until Completion of a Qualifying Transaction	$35,000	$35,000
	$620,000	$890,000

Notes:

(1) See "Prior Sales".

(2) In the event the Agent exercises the Agent's Option, or the directors, officers or technical consultants exercise their options, there will be available to the Company a minimum of $90,000 and a maximum of $120,000 in additional funds which will be added to the working capital of the Company. There is no assurance that any of these options will be exercised.

(3) In the event that the Company enters into an Agreement in Principle prior to spending the entire $655,000 minimum or $925,000 maximum on identifying and evaluating assets or businesses, the remaining funds may be used to finance or partially finance the acquisition of Significant Assets or for working capital after Completion of the Qualifying Transaction.

Until required for the Company's purposes, the proceeds will only be invested in securities of, or those guaranteed by, the Government of Canada or any Province or territory of Canada or the Government of the United States of America, in certificates of deposit or interest-bearing accounts of Canadian chartered banks, trust companies or credit unions.

The proceeds from this Offering and any prior sale of Common Shares, after deducting the expenses associated with this Offering, will only be sufficient to identify and evaluate a finite number of assets and businesses, and additional funds may be required to finance any acquisition to which the Company may commit.

Permitted Use of Funds

Until the Completion of the Qualifying Transaction and except as otherwise specifically provided by the CPC Policy and described in "Restrictions on Use of Proceeds", "Private Placements for Cash," and "Prohibited Payments to Related Parties", the gross proceeds realized from the sale of all securities issued by the Company will be used by the Company only to identify and evaluate businesses or assets and obtain shareholder approval for a proposed Qualifying Transaction.

The proceeds may be used for expenses incurred for the preparation of:

(i) valuations or appraisals;

(ii) business plans;

(iii) feasibility studies and technical assessments;

(iv) sponsorship reports;

(v) engineering or geological reports;

(vi) financial statements, including audited financial statements; and

(vii) fees for legal and accounting services,

relating to the identification and evaluation of assets or businesses and, in the case of a Non Arm's Length Qualifying Transaction, the obtaining of shareholder approval for the Company's proposed Qualifying Transaction.

In addition, with the prior acceptance of the Exchange, up to an aggregate of $225,000 may be advanced as a refundable deposit or secured loan by the Company to a Vendor or Target Company, as the case may be, for a proposed arm's length Qualifying Transaction that has been publicly announced at least 15 days prior to the date of such advance, due diligence with respect to the Qualifying Transaction is well underway and either a Sponsor has been engaged or sponsorship has been waived. A maximum aggregate amount of $25,000 may also be advanced as a non-refundable deposit, unsecured deposit or advance to a Vendor or Target Company, as the case may be, to preserve assets without the prior acceptance of the Exchange.

Restrictions on Use of Proceeds

Until Completion of a Qualifying Transaction, not more than the lesser of 30% of the gross Proceeds from the sale of all securities issued by the Company or $210,000, will be used for purposes other than those described above. For greater certainty, expenditures which are not included as "Permitted Uses of Funds", listed above, include:

(a) listing and filing fees (including SEDAR fees);

(b) agents fees, costs and commissions;

(c) other costs for the issuance of securities, (including legal, accounting and audit expenses) relating to the preparation and filing of this prospectus; and

(d) administrative and general expenses of the Company, including:

   (i) office supplies, office rent and related utilities;

   (ii) printing costs (including the printing of this prospectus and share certificates);

   (iii) equipment leases; and

   (iv) fees for legal advice and audit expenses, other than those described above under "Permitted Use of Funds".

No proceeds will be used to acquire or lease a vehicle.

Private Placements for Cash

After the closing of the Offering and until the Completion of the Qualifying Transaction, the Company will not issue any securities unless written acceptance of the Exchange is obtained before issuance. Prior to the Completion of the Qualifying Transaction, the Exchange generally will not accept a private placement by the Company where the gross proceeds raised from the issuance of securities both prior to and pursuant to the Offering, together with any proceeds anticipated to be raised upon closing of the private placement, will exceed $2,000,000. The only securities issuable pursuant to such a private placement will be Common Shares.

Subject to certain limited exceptions, any Common Shares issued pursuant to the private placement to Non Arm's Length Parties by the Company and to Principals of the Resulting Issuer will be subject to escrow.

Prohibited Payments to Non Arms' Length Parties

Except as described under "Options to Purchase Securities", the Company has not made, and until the Completion of the Qualifying Transaction will not make, any payment of any kind, directly or indirectly, to a Non Arm's Length Party to the Company or a Non Arm's Length Party to the Qualifying Transaction, or to a person engaged in investor relations activities, by any means, including:

(a) remuneration, which includes but is not limited to salaries, consulting fees, management contract fees or directors' fees, finders' fees, loans, advances and bonuses, and

(b) deposits and similar payments.

Further, no such payment will be made on or after the Completion of a Qualifying Transaction if such payment relates to services rendered or obligations incurred prior to or in connection with the Qualifying Transaction.

Notwithstanding the above, the Company may reimburse a Non Arm's Length Party to the Company for reasonable expenses for office supplies, office rent and related utilities, equipment leases (excluding vehicle leases), and legal services (provided that neither the lawyer providing the legal services nor any member of the law firm providing the services is a promoter of the Company or in the case of a law firm, no member of the firm, owns greater than 10% of the outstanding Common Shares of the Company), and the Company may also reimburse a Non Arm's Length Party to the Company for reasonable out-of-pocket expenses incurred in pursuing the business of the Company described in "Permitted Use of Funds".

The foregoing restrictions on the use of proceeds and prohibitions on payments to Non Arm's Length Parties and persons engaged in investor relations activities continue to apply until the Completion of the Qualifying Transaction.

PLAN OF DISTRIBUTION

Name of Agent and Agent's Compensation

Pursuant to an agency agreement (the "Agency Agreement") dated as of December 8, 2003 between the Company and the Agent, the Company has appointed the Agent as its agent to offer for sale on a best efforts basis to the public a minimum of 4,666,666 common shares, and a maximum of 6,666,666 Common Shares as provided in this prospectus, at a price of $0.15 per Common Share, for gross proceeds of $700,000 in the case of the minimum offering, and $1,000,000 in the case of the maximum offering, subject to the terms and conditions in the Agency Agreement. The Agent will receive a commission of 10% of the aggregate gross proceeds from the sale of the Common Shares. In addition, the Company will pay to the Agent a corporate finance fee of $20,000 plus GST and will pay the Agent's legal fees and expenses, estimated at $12,500.

The Company has also agreed to grant to the Agent a non-transferable option (the "Agent's Option") to purchase such number of Common Shares as is equal to 10% of the aggregate number of Common Shares sold pursuant to the Offering, being a minimum of 466,666 and a maximum of 666,666 Common Shares at a price of $0.15 per share, which may be exercised for a period of 18 months from the date the Common Shares of the Company are listed on the Exchange. All Common Shares issued pursuant to the exercise of the Agent's Option are qualified under this Prospectus. The Agent intends to sell to the public any Common Shares received by it upon the exercise of its option. Not more than 50% of the Common Shares received on the exercise of the Agent's Option may be sold by the Agent prior to the Completion of the Qualifying Transaction. The remaining 50% may be sold after the Completion of the Qualifying Transaction. The Agent has agreed to use its best efforts to secure subscriptions for the Common Shares offered hereunder on behalf of the Company and may make co-brokerage arrangements with other investment dealers at no additional cost to the Company. The obligations of the Agent under the Agency Agreement may be terminated at its discretion on the basis of its assessment of the state of financial markets and may also be terminated on the occurrence of certain events as stated in the Agency Agreement.

Best Efforts Offering and Minimum Distribution

The total Offering is of a minimum of 4,666,666 Common Shares and a maximum of 6,666,666 Common Shares for total gross proceeds of $700,000 in the case of the minimum offering, and $1,000,000 in the case of the maximum offering. Under the CPC Policy, no purchaser of the Common Shares is permitted to purchase more than 2% of the total Common Shares or 93,333 Common Shares of the total Common shares in the case of the Minimum Offering or 133,333 of the total Common Shares in the case of the Maximum Offering. In addition, the maximum number of Common Shares permitted to be purchased by that purchaser together with any Associates of Affiliates of that purchaser is 4% of the total number of Common Shares or 186,666 of the total number of Common Shares in the case of the Minimum Offering, or 266,666 of the total number of Common Shares under the Maximum Offering. The funds received from the Offering will be deposited with the Agent, and will not be released until a minimum of $700,000 has been deposited. The total subscription must be raised within 90 days of the date a receipt for the prospectus is issued, or such other time as may be consented to by persons or companies who subscribed within that period, failing which the Agent will remit the funds collected to the original subscribers without interest or deduction, unless subscribers have otherwise instructed the Agent.

Other Securities to be Distributed

The Company also proposes to grant options to purchase the equivalent of 10% of the outstanding Common Shares of the Company upon the closing of the Offering, or 600,000 Common Shares in the case of the Minimum Offering or 800,000 Common Shares in the case of the Maximum Offering, to the Company's directors, officers and technical consultants in accordance with the policies of the Exchange, of which 800,000 Common Shares options are qualified for distribution under this prospectus.

Determination of Price

The offering price of the Common Shares was determined by negotiation between the Company and the Agent.

Listing Application

The Company has applied to list its Common Shares on the Exchange. Listing will be subject to the Company fulfilling all the listing requirements of the Exchange.

Restrictions on the Agent

The Agent has advised the Company that to the best of its knowledge and belief, neither it, nor any of its directors, officers, employees or contractors or any Associate or Affiliate of the foregoing:

(a) has subscribed for Common Shares of the Company, or

(b) are permitted to subscribe for Common Shares of the Company pursuant to this distribution; and until Completion of the Qualifying Transaction, the aggregate number of Common Shares permitted to be owned directly or indirectly by the participants in the Pro Group, is 20% of the issued and outstanding Common Shares of the Company exclusive of Common Shares reserved for issuance at a future date.

Restrictions on Trading

Other than the initial distribution of the Common Shares pursuant to this prospectus, the grant of the Agent's Option and the grant of options to the directors, officers and technical consultants of the Company no securities of the Company will be permitted to be issued during the period between the date a receipt for the preliminary prospectus is issued by the securities commissions and the time the Common Shares are listed for trading on the Exchange, except subject to prior acceptance of the Exchange, where appropriate registration and prospectus exemptions are available under securities legislation or where the applicable securities regulatory authorities grant a discretionary order.

DESCRIPTION OF SECURITIES DISTRIBUTED

Each Common Share carries one vote at all meetings of shareholders and carries the right to receive a proportionate share, on a per share basis, of the assets of the Company available for distribution in the event of a liquidation, dissolution or winding-up of the Company.

CAPITALIZATION

The issued and outstanding share capital of the Company on a fully diluted basis as at August 27, 2003, and after giving effect to the Offering is described below.

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of the date of the most recent balance sheet contained in the prospectus(1)(2)	Amount outstanding as of a specific date within 30 days of the date of the prospectus (1)	Amount to be outstanding if all Common Shares being offered are sold(1)(3)	
				Min.	**Max.**
Common Shares	unlimited	1,333,332	1,333,332	5,999,998	7,999,998

Notes:

(1) The Company has reserved an aggregate of 600,000 Common Shares in the case of the Minimum Offering and 800,000 Common Shares in the case of the Maximum Offering at $0.15 per share pursuant to stock options to be granted to directors and officers of the Company expiring 5 years from the date of grant. The Company has also reserved an aggregate of 466,666 Common Shares in the case of the Minimum Offering and 666,666 Common Shares in the case of the Maximum Offering at $0.15 per share pursuant to the Agent's Option expiring 18 months from the closing of the Offering.

(2) As of the date of the most recent balance sheet, the Company has not commenced commercial operations .

(3) The proceeds available after giving effect to the Offering and deducting the related expenses will be $655,000 in the case of a Minimum Offering and $925,000 in the case of a Maximum Offering.

OPTIONS TO PURCHASE SECURITIES

Options Granted

	Number of Common Shares Reserved Under Option			
Name	**Minimum Offering**	**Maximum Offering**	**Exercise Price per Share**	**Expiration Date[(1)]**
David Williams	135,000	180,000	$0.15	5 years from date of grant
Peter Wanner	105,000	140,000	$0.15	5 years from date of grant
George Ploder	135,000	180,000	$0.15	5 years from date of grant
Bruce Bronfman	135,000	180,000	$0.15	5 years from date of grant
Luciano Grossi	90,000	120,000	$0.15	5 years from date of grant

Notes:

(1) The stock options to purchase 600,000 Common Shares in the case of a Minimum Offering and 800,000 Common Shares in the case of a Maximum Offering to be granted to directors and officers of the Company immediately prior to the closing of the Offering (subject to regulatory approval) are qualified for distribution pursuant to this prospectus.

Stock Option Terms

The Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, and technical consultants to the Company, non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed 10% of the issued and outstanding Common Shares exercisable for a period of up to 5 years from the date of grant. The number of Common Shares reserved for issuance to any individual director or officer will not exceed five percent (5%) of the issued and outstanding Common Shares and the number of Common Shares reserved for issuance to all technical consultants will not exceed two percent (2%) of the issued and outstanding Common Shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company, provided that if the cessation of office, directorship, or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option. Any Common Shares acquired pursuant to the exercise of options prior to the Completion of the Qualifying Transaction, must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued. See "Escrow Securities".

PRIOR SALES

Since the date of incorporation of the Company, 1,333,332 Common Shares have been issued as follows:

Date of Issue	Number of Common Shares	Per Share Consideration	Aggregate Value of Consideration	Nature of Consideration
August 8, 2003	1,333,332	$0.075	$100,000	Cash

ESCROWED SECURITIES

Securities Escrowed Prior to the Completion of the Qualifying Transaction

All of the 1,333,332 Common Shares issued prior to this Offering at a price below $0.15 per Common Share and all Common Shares that may be acquired by Non Arm's Length Parties of the Company either under the Offering or otherwise prior to Completion of the Qualifying Transaction will be deposited with the Transfer Agent under an escrow agreement dated August 27, 2003, (the "Escrow Agreement").

All Common Shares acquired on exercise of stock options prior to the Completion of a Qualifying Transaction, must also be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued.

In addition, all Common Shares of the Company acquired in the secondary market prior to the Completion of a Qualifying Transaction by any person or company who becomes a Control Person are required to be deposited in escrow. Subject to certain exemptions permitted by the Exchange, all securities of the Company held by Principals of the Resulting Issuer, will also be escrowed.

The following table sets out, as at the date hereof, the number of Common Shares of the Company, which are held in escrow.

Name and Municipality of Residence of Shareholder	Common Shares	Number of Shares held in escrow	Percentage of Shares prior to giving effect to the Offering	Percentage of Shares after giving effect to the Offering	
				Min.	**Max.**
David Williams, Toronto, Ontario	333,333	333,333	25%	5.55%	4.16%
Peter Wanner, Georgetown, Ontario	200,000	200,000	15%	3.33%	2.50%
George Ploder, Mississauga, Ontario	333,333	333,333	25%	5.55%	4.16%

Bruce Bronfman, Toronto, Ontario	333,333	333,333	25%	5.55%	4.16%
Luciano Grossi, Woodbridge, Ontario	133,333	133,333	10%	2.22%	1.66%

Where the Common Shares of the Company which are required to be held in escrow are held by a non-individual (a "holding company"), each holding company pursuant to the Escrow Agreement, has agreed, or will agree, not to carry out any transactions during the currency of the Escrow Agreement which would result in a change of control of the holding company, without the consent of the Exchange. Any holding company must sign an undertaking to the Exchange that, to the extent reasonably possible, it will not permit or authorize any issuance of securities or transfer of securities could reasonably result in a change of control of the holding company. In addition, the Exchange may require an undertaking from any control person of the holding company not to transfer the shares of that company.

Under the Escrow Agreement, 10% of the escrowed Common Shares will be released from escrow on the issuance of the Final Exchange Bulletin (the "Initial Release") and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the Initial Release.

If the Resulting Issuer meets the Exchange's Tier 1 minimum listing requirements either at the time the Final Exchange Bulletin is issued or subsequently, the release of the escrowed Common Shares will be accelerated. An accelerated escrow release will not commence until the Resulting Issuer has made application to the Exchange for listing as a Tier 1 issuer and the Exchange has issued a bulletin that announces the acceptance for listing of the Resulting Issuer on Tier 1 of the Exchange.

The Exchange's prior consent must be obtained before a transfer within escrow of escrowed Common Shares. Generally, the Exchange will only permit a transfer within escrow to be made to incoming Principals in connection with a proposed Qualifying Transaction.

If a Final Exchange Bulletin is not issued, the escrowed Common Shares will not be released. Under the Escrow Agreement each Non Arm's Length Party to the Company who holds escrowed Common Shares acquired at a price below the Offering price under this prospectus has irrevocably authorized and directed Equity Transfer to immediately cancel all of those escrowed Common Shares upon the issuance by the Exchange of a bulletin delisting the Common Shares of the Company.

Escrowed Securities on Qualifying Transaction

Generally, if at least 75% of the securities issued pursuant to the Qualifying Transaction are "Value Securities", then all the securities issued to Principals of the Resulting Issuer pursuant to the Qualifying Transaction will be deposited into escrow pursuant to a value security agreement (the "Value Security Escrow Agreement"). "Value Securities" are securities issued pursuant to a transaction, for which the deemed value of the securities at least equals the value ascribed to the asset, using a valuation method acceptable to the Exchange, or securities that are otherwise determined by the Exchange to be Value Securities and required to be placed in escrow under a Value Security Escrow Agreement. However, if at least 75% of the securities issued pursuant to the Qualifying Transaction are not Value Securities, all securities issued pursuant to the Qualifying Transaction will be deposited into a surplus security escrow agreement (a "Surplus Security Escrow Agreement").

The principal distinction between a Value Security Escrow Agreement and a Surplus Security Escrow Agreement is the time period for release of securities from escrow. In the case of a Resulting Issuer that will be a Tier 2 issuer when the Final Exchange Bulletin is issued, the Value Security Escrow Agreement provides for a three year escrow release mechanism with 10% of the escrowed securities being releasable at the time of the Final Exchange Bulletin, and 15% of the escrowed securities being releasable every 6 months thereafter, on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the Final Exchange Bulletin. In the case of a Resulting Issuer that will be a Tier 2 issuer, when the Final Exchange Bulletin is issued, the Surplus Security Escrow Agreement provides for a six year escrow release mechanism with:

(a) 5% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18 and 24 month anniversaries of the Final Exchange Bulletin; and

(b) 10% of the escrowed securities being releasable in 6 month intervals on each of the 30, 36, 42, 48, 54, 60, 66 and 72 months after the Final Exchange Bulletin.

In the case of a Resulting Issuer that will be a Tier 1 issuer when the Final Exchange Bulletin is issued, the Value Security Escrow Agreement provides for an 18 month escrow release mechanism with 25% of the escrowed securities being releasable at the time of the Final Exchange Bulletin, with 25% of the escrowed securities being releasable every 6 months thereafter. In the case of a Resulting Issuer that will be a Tier 1 issuer when the Final Exchange Bulletin is issued, the Surplus Security Escrow Agreement provides for a three year escrow release mechanism with:

(a) 10% of the escrowed securities being releasable upon the issuance of the Final Exchange Bulletin, and

(b) 15% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18, 24, 30 and 36 months after the Final Exchange Bulletin.

Securities issued pursuant to a private placement to Principals of the Company and the proposed Resulting Issuer will generally be exempt from escrow requirements where:

(a) the private placement is announced at least five trading days after the news release announcing the Agreement in Principle and the pricing for the financing is at not less than the discounted market price, as determined in accordance with the Policies of the Exchange; or

(b) the private placement is announced concurrently with the Agreement in Principle and

(i) at least 75% of the proceeds from the private placement are not from Principals of the Company or the proposed Resulting Issuer,

(ii) if subscribers, other than Principals of the Company or the proposed Resulting Issuer, will obtain securities subject to hold periods, then in addition to any resale restrictions under applicable securities legislation, any securities issued to such Principals will be subject to a four month hold period, and

(iii) none of the proceeds of the private placement are allocated to pay compensation or to settle indebtedness owing to Principals of the Resulting Issuer.

PRINCIPAL SHAREHOLDERS

Principal Shareholders

The following table lists those persons who own 10% or more of the issued and outstanding Common Shares of the Company as at the date hereof:

Name and Municipality of Residence	Type of Ownership	Number of Common Shares	Percentage of Common Shares Owned Before Offering	Percentage of Common Shares Owned After Offering(1)(2)	
				Min.	Max.
David Williams,(3) Toronto, Ontario	Direct	333,333	25%	5.55%	4.16%
Peter Wanner, Georgetown, Ontario	Direct	200,000	15%	3.33%	2.50%
George Ploder,(3) Mississauga, Ontario	Direct	333,333	25%	5.55%	4.16%
Bruce Bronfman, Toronto, Ontario	Direct	333,333	25%	5.55%	4.16%
Luciano Grossi, Woodbridge, Ontario	Direct	133,333	10%	2.22%	1.66%

Notes:

(1) Assuming that no Common Shares are purchased by any of the above shareholders under this Offering.

(2) Before giving effect to the exercise of the Agent's Option or the exercise of stock options granted to directors and officers. On a fully diluted basis, reflecting an assumption that all options are exercised, the percentage of Common Shares owned after the Minimum Offering and Maximum Offering respectively would be as follows: David Williams 6.63%/5.42%, Peter Wanner 4.32%/3.59%, George Ploder 6.63%/5.42%, Bruce Bronfman 6.63%/5.42%, Luciano Grossi 3.16%/2.68%.

(3) Peter Wanner, David Williams and George Ploder each own shares in the capital of Kingsdale Capital Corporation, the parent company of the Agent, Kingsdale Capital Markets Inc., in each case such shareholdings represent less than 2% of the issued and outstanding shares in the capital of Kingsdale Capital Corporation.

DIRECTORS, OFFICERS AND PROMOTERS

Name, Address, Occupation, Security Holdings and Involvement with Other Reporting Issuers

The board of directors of the Company consists of 5 persons. Each director will hold office until the next annual meeting of shareholders or until his successor is elected or appointed. There are currently no sub-committees of the board of directors. The names, municipality of residence positions held by the Company, and principal occupation of the directors and officers of the Company are as follows:

Name, Municipality of Residence and Position with the Company	Director or Officer Since	Number of Common Shares owned	Principal Occupation
David Williams, President and CEO, Director Toronto, Ontario	January 15, 2003	333,333	President, Roxborough Holdings Limited, a Toronto based investment company
Peter Wanner, CFO and Secretary, Director Georgetown, Ontario	August 1, 2003	200,000	Self-employed as a Certified General Accountant and business consultant
George Ploder, Director Mississauga, Ontario	August 1, 2003	333,333	Self employed investor overseeing investment portfolio
Bruce Bronfman, Director Toronto, Ontario	August 1, 2003	333,333	President, Mida Invest Ltd.
Luciano Grossi, Director Woodbridge, Ontario	August 1, 2003	133,333	Real estate broker, Intercity Realty Inc.

In addition to any other requirements of the Exchange, the Exchange expects management of the Company to meet a high management standard. The directors and officers of the Company, on a collective basis, possess the appropriate experience, qualifications and history to be capable of identifying, investigating and acquiring a Significant Asset. It is anticipated that managing the Company's affairs will consume only a portion of the directors' time.

The total aggregate number of Common Shares beneficially owned, directly or indirectly, by all directors and officers of the Company is 1,333,332 which is equal to 22.22% of the issued and outstanding Common Shares in the case of a Minimum Offering and 16.67% of the issued and outstanding Common Shares in the case of a Maximum Offering.

Management

David Williams, Chief Executive Officer, President and Director, 60 years of age -- Mr. Williams' primary occupation is to serve as President of Roxborough Holdings Limited, a Toronto based investment Company, a position he has held since January, 1995. He has considerable sophisticated business experience which is expected to prove valuable to the Resulting Issuer. He is currently a director of several public companies, including RoaDor Industries Ltd., Bennett Environmental Inc., Octagon Industries Inc., Metro One Telecommunications Inc., and Western Silver Corp.

Peter Wanner, Chief Financial Officer, Secretary and Director, 50 years of age-- Mr. Wanner is a self-employed Certified General Accountant and business consultant since 1990. During this time period he has undertaken several interim-Chief Financial Officer assignments and served as a consultant for clients in the airline, software, wholesale distribution, manufacturing, and tour operation industries. In these capacities, he assisted in the going public transactions of several companies in the United States, including Aviation Distributors, Inc., Integrated Data Systems Inc., D'Angelo Brands, Inc., Southborough Ventures, Inc., as well as several private placements for various companies in Canada. From 1983 to 1990 Mr. Wanner was the Vice-President Controller for Worldways Canada Ltd., which was then Canada's third largest airline.

George Ploder, Director, 63 years of age – Mr. Ploder has approximately 35 years of business experience in public and private companies. Mr. Ploder is currently the President, Chief Executive Officer, and a director of Vital Retirement Living Inc., a public company listed on the TSX Venture Exchange. Prior to that, he was the President, Chief Executive Officer and a director of Unisphere Waste Conversion Ltd. and Bracknell Corporation ("Bracknell"), both public companies listed on the TSX Venture Exchanges and Toronto Stock Exchange, respectively. Mr. Ploder had served variously as President, Chief Executive Officer, Director and Vice Chairman of Bracknell from 1984 to September 1999. Prior to joining Bracknell, Mr. Ploder had served as President (and prior thereto, Chief Financial Officer) of Cavendish Investing Ltd. (a private investment company) and President of Jannock Tube Ltd. (a private tubular distribution company). Mr. Ploder also spent 6 years with Ernst & Whinney (now KPMG LLP), during which time he obtained his Chartered Accountant designation. Mr. Ploder is currently a director of Patheon Inc., a pharmaceutical company listed on the Toronto Stock Exchange. Mr. Ploder has previously served as a director of a number of other companies listed on the Toronto Stock Exchange.

Bruce Bronfman, Director, 45 years of age - Mr. Bronfman is the President of Mida Invest Ltd., a private investment firm. He has been a director or officer of several public companies. From 1989 to February 1995 he was an Executive Vice President of Edper Limited and a director of Brascan Limited, Hees International Bancorp Inc., and Carena Developments Limited, all Toronto Stock Exchange listed companies. From May 1989 until December 1994 he was a director of NHC Communications Inc., also a Toronto Stock Exchange listed company.

Luciano Grossi, Director, 38 years of age--Mr. Grossi has 20 years of experience in real estate management and financing. He is currently a real estate broker with Intercity Realty Inc., a position he has held since April, 1993. Prior to this he served as a sales representative with Intercity Realty Inc. for ten years. He is also the Manager of Javen property Management, a position he has held since January 1999. Mr. Grossi holds a Bachelors of Arts degree in Political Science from York University.

Other Reporting Issuer Experience

The following table sets out the directors, officers and promoter(s) of the Company that are, or have been within the last five years, directors, officers or promoters of other issuers that are or were reporting issuers in any Canadian jurisdiction:

Name	Name of Reporting Issuer	Name of Exchange or Market (if applicable)	Position	From	To
David Williams	Metro One Telecommunications Inc.	NASDAQ	Director	August 2000	Present
	RoaDor Industries Ltd.	TSX Venture Exchange	Chairman of the Board, Director	September 2001	Present
	Pinetree Capital Corp.	TSX Venture Exchange	Director	December 1994	May 2003
	Western Silver Corp.	TSE and AMEX	Director	August 2003	Present
	Radiant Energy Corporation	TSX Venture Exchange	Director	February 1995	May 2002
	Bennett Environmental Inc.	Toronto Stock Exchange and AMEX	Director	November 2001	Present
	Drug Royalty Inc.	Toronto Stock Exchange	Director	August 1999	June 2002
	Octagon Industries Inc.	TSX Venture Exchange	Director	November 1993	Present
	Carbite Golf, Inc.	TSX Venture Exchange	Director	February 1998	May 2002
	Equisure Financial Network Inc.	Toronto Stock Exchange	Director	June 1996	December 2000
	Phoenix Investment Partners, Ltd.	New York Stock Exchange	Director	October 1995	January 2001
	Pico Holdings, Inc.	NASDAQ	Director	December 1995	October 10, 2001
	Signature Brands Ltd.	Toronto Stock Exchange	Director	September 1996	December 2000
	Krystal Bond Inc.	TSX Venture Exchange	Director	May 1996	April 2002

George Ploder	Vital Retirement Living Inc.	TSX Venture Exchange	President, Chief Executive Officer, director	September 1999	Present
	Bennett Environmental Inc.	Toronto Stock Exchange and AMEX	Director	December 2002	Present
	Unisphere Waste Conversion Ltd.	TSX Venture Exchange	President, Chief Executive Officer, director	March 2001, October 2002	October 2002, November 2003
	Patheon Inc.	Toronto Stock Exchange	Director	April 1981	Present
	Courage Energy Incorporated	Toronto Stock Exchange	Director	March 1986	June 1995
	Bracknell Corporation	Toronto Stock Exchange	Chief Executive Officer, President, Director and Vice Chairman	April 1984	September 1999
Bruce Bronfman	Edper Limited	Exec VP	TSE	June 1989	February 1995
	Brascan Limited	Director	TSE	June 1989	February 1995
	Hees International Bancorp Inc.	Director	TSE	June 1989	February 1995
	Carena Developments Limited	Director	TSE	June 1989	Februaury 1995
	Comac Food Group Inc.	Director	TSXV	September 1998	Present
	NHC Comm. Inc.	Director	TSE	May 1989	December 1994
	Neatt Corp.	Director	Unlisted	August 2001	June 2002

Corporate Cease Trade Orders or Bankruptcies

Except for David Williams and George Ploder, no director, officer or promoter of the Company is, or within the ten (10) years prior to the date of this prospectus has been, a director, officer or promoter of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order denied the other issuer access to any exemptions under applicable securities legislation for a period of more than thirty (30) consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Williams is a director of Octagon Industries Inc. ("Octagon"), a reporting issuer in the provinces of British Columbia and Alberta. On May 29, 2001, while Mr. Williams was a director of Octagon, a cease trade order was issued against Octagon by the British Columbia Securities Commission for failure to file an annual report for the company's fiscal year ended December 31, 2000, and was revoked on August 28, 2001. On August 12, 2001, Octagon's trustee sent a proposal to unsecured creditors of Octagon (the "Proposal") pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on August 25, 2001. Following Court approval, the Proposal will be binding on Octagon's unsecured creditors.

Mr. Ploder is a director, President and Chief Executive Officer of Vital Retirement Living Inc. ("Vital"), a reporting issuer in the provinces of British Columbia, Alberta and Ontario. On June 20, 2003 a cease trade order was issued against VITAL for failure to file annual audited financial statements for Vital's fiscal year ended December 31, 2002, and first quarter interim financial statements for the period ended March 31, 2003. At the time of the cease trade order Mr. Plodder was, and continues to be, a director and President and Chief Executive Officer of Vital. The cease trade order continues to be in effect.

Penalties or Sanctions

No director, officer, insider or promoter of the Company or a shareholder holding sufficient securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer, insider or promoter of the Company or a shareholder holding sufficient securities of the Company to affect materially the control of the Company or a personal holding company of any such persons has, within the ten (10) years before the date of this prospectus, as applicable, become bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver or receiver manager appointed to hold the assets of that individual.

Conflict of Interests

There are potential conflicts of interest to which all of the directors, officers, insiders and promoters of the Company will be subject in connection with the operations of the Company. All of the directors, officers, insiders and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the search by the Company for businesses or assets in order to close a Qualifying Transaction. Accordingly, situations may arise where all of the directors, officers, insiders and promoters will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies as provided under the *Canada Business Corporations Act*.

EXECUTIVE COMPENSATION

Remuneration

Except as set out below or otherwise disclosed in this prospectus, prior to Completion of a Qualifying Transaction, no payment of any kind has been made, or will be made, directly or indirectly, by the Company to a Non Arm's Length Party to the Company or a Non Arm's Length Party to the Qualifying Transaction, or to any person engaged in investor relations activities in respect of the securities of the Company or any Resulting Issuer by any means, including:

(a) remuneration, which includes but is not limited to:

- (i) salaries;
- (ii) consulting fees;
- (iii) management contract fees or directors' fees;
- (iv) finders fees;
- (v) loans, advances, bonuses; and

(b) deposits and similar payments.

However, the Company may reimburse Non Arm's Length Parties for the Company's reasonable allocation of rent, secretarial services and other general administrative expenses, at fair market value ("Permitted Reimbursement"). No reimbursement may be made for any payment made to lease or buy a vehicle.

The directors and officers of the Company may also be granted stock options.

However, no payment other than the Permitted Reimbursements, will be made by the Company or by any party on behalf of the Company, after Completion of the Qualifying Transaction, if the payment relates to services rendered or obligations incurred or in connection with the Qualifying Transaction.

DILUTION

Dilution

Purchasers of Common Shares under this prospectus will suffer an immediate dilution of 22.2% or $0.033 per Common Share on the basis of there being 5,999,998 Common Shares issued and outstanding following completion of a Minimum Offering and an immediate dilution of 16.7% or $0.025 per Common Share on the basis of there being 7,999,998 Common Shares issued and outstanding following completion of a Maximum Offering. Dilution has been computed on the basis of total gross proceeds to be raised by this prospectus and from sales of securities prior to filing this prospectus, without deduction of commissions or related expenses incurred by the Company.

RISK FACTORS

Risk Factors

There are a number of risks inherent in making an investment in the Common Shares. The list below outlines some risk factors that should be considered by persons considering purchasing the Common Shares. The list is not intended to be all-inclusive.

(a) The Company was only recently incorporated, has not commenced commercial operations and has no assets other than cash. It has no history of earnings, and shall not generate earnings or pay dividends until at least after Completion of the Qualifying Transaction.

(b) Investment in the Common Shares offered by the prospectus is highly speculative given the proposed nature of the Company's business and its present stage of development.

(c) The directors and officers of the Company will devote only a portion of their time to the business and affairs of the Company and some of them are or will be engaged in other projects or businesses such that conflicts of interest may arise from time to time.

(d) Assuming completion of the Offering, an investor will suffer an immediate dilution to its investment of 22.2% or $0.033 per Common Share in the case of a Minimum Offering and an immediate dilution to its investment of 16.7% or $0.025 per Common Shares in the case of the Maximum Offering.

(e) There can be no assurance that an active and liquid market for the Company's Common Shares will develop and an investor may find it difficult to resell its Common Shares.

(f) Until Completion of a Qualifying Transaction, the Company is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions.

(g) The Company has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Company will be able to identify a suitable Qualifying Transaction.

(h) Even if a proposed Qualifying Transaction is identified, there can be no assurance that the Company will be able to successfully complete the transaction.

(i) Completion of a Qualifying Transaction is subject to a number of conditions including acceptance by the Exchange and in the case of a Non Arm's Length Qualifying Transaction, Majority of the Minority Approval.

(j) Unless the shareholder has the right to dissent and be paid fair value in accordance with applicable corporate or other law, a shareholder who votes against a proposed Non Arm's Length Qualifying Transaction for which Majority of the Minority Approval by shareholders has been given will have no rights of dissent and no entitlement to payment by the Company of fair value for the Common Shares.

(k) Upon public announcement of a proposed Qualifying Transaction, trading in the Common Shares of the Company will be halted and will remain halted for an indefinite period of time, typically until a Sponsor has been retained and certain preliminary reviews have been conducted. The Common Shares of the Company may be reinstated to trading before the Exchange has reviewed the transaction and before the Sponsor has completed its full review. Reinstatement to trading provides no assurance with respect to the merits of the transaction or the likelihood of the Company completing the proposed Qualifying Transaction.

(l) Trading in the Common Shares of the Company may be halted at other times for other reasons, including for failure by the Company to submit documents to the Exchange in the time periods required.

(m) The Exchange will generally suspend trading in the Company's Common Shares or delist the Company in the event that the Exchange has not issued a Final Exchange Bulletin within 18 months from the date of listing.

(n) Neither the Exchange nor any securities regulatory authority passes upon the merits of the proposed Qualifying Transaction.

(o) In the event that management of the Company resides outside of Canada or the Company identifies a foreign business as a proposed Qualifying Transaction, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management resident outside of Canada or upon the foreign business and may find it difficult or impossible to enforce against such persons, judgments obtained in Canadian courts.

(p) The Qualifying Transaction may be financed in all or part by the issuance of additional securities by the Company and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Company; and

(q) Subject to prior Exchange acceptance, the Company may be permitted to loan or advance up to an aggregate of $250,000 of its proceeds to a target business without requiring shareholder approval and there can be no assurance that the Company will be able to recover that loan.

As a result of these factors, this Offering is suitable only to investors who are willing to rely solely on management of the Company and who can afford to lose their entire investment. Those investors who are not prepared to do so should not invest in the Common Shares.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is or is likely to be a party.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditors

The Company's auditor is Schwartz Levitsky Feldman LLP, 1167 Caledonia Road, Toronto, Ontario, M6A 2X1,

Transfer Agent and Registrar

The Company's transfer agent and registrar is Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The Company has not entered into any contracts material to investors in the Common Shares hereunder, other than:

1. The Agency Agreement dated as of December 8, 2003 among the Company, the Agent and the Trustee referred to under "Plan of Distribution";

2. The Escrow Agreement dated August 27, 2003 among the Company, the Transfer Agent and those shareholders that executed such Escrow Agreement referred to under "Escrowed Securities"; and

3. The Transfer Agency and Registrarship Agreement dated August 27, 2003 between the Company and the Transfer Agent.

PURCHASER'S STATUTORY RIGHTS OF WITHDRAWAL AND RECISSION

General

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

SLF

AUDITORS' CONSENT

We have read the prospectus of Trophy Capital Inc. dated January 7, 2004 relating to the issue and sale of a minimum of 4,666,666 Common shares and a maximum of 6,666,666 Common shares of Trophy at a price of $0.15 per Common share. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the company on the balance sheet of the company as at November 30, 2003 and the statements of operations, deficit and cash flows for the period from incorporation on January 14, 2003 to November 30, 2003. Our report is dated January 7, 2004.

"SCHWARTZ LEVITSKY FELDMAN LLP"

Toronto, Ontario
January 7, 2004

Chartered Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

TROPHY CAPITAL INC.

FINANCIAL STATEMENTS

NOVEMBER 30, 2003

SLF

TROPHY CAPITAL INC.

FINANCIAL STATEMENTS

NOVEMBER 30, 2003

TABLE OF CONTENTS

Auditors' Report	1
Balance Sheet	2
Statement of Operations and Deficit	3
Statement of Cash Flows	4
Notes to Financial Statements	5

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

SLF

AUDITORS' REPORT

To the Directors of
Trophy Capital Inc.

We have audited the balance sheet of Trophy Capital Inc. as at November 30, 2003 and the statement of operations and deficit and cash flows for the period from January 14, 2003 (date of incorporation) to November 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and the results of its operations and the changes in its financial position for the period from January 14, 2003 (date of incorporation) to November 30, 2003 in accordance with Canadian generally accepted accounting principles.

"SCHWARTZ LEVITSKY FELDMAN LLP"

Chartered Accountants

Toronto, Ontario
January 7, 2004

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

TROPHY CAPITAL INC.
Balance Sheet
As at November 30, 2003

SLF

ASSETS

CURRENT ASSETS		
Cash	$	83,800
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	30,230
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (note 3)		100,000
DEFICIT		(46,430)
		53,570
	$	83,800

The accompanying notes are an integral part of these financial statements.

APPROVED ON BEHALF OF THE BOARD

\s\ David Williams ______________ Director

\s\ Peter Wanner ______________ Director

TROPHY CAPITAL INC.

Statement of Operations and Deficit

For the period from January 14, 2003 (date of incorporation) to November 30, 2003

SLF

REVENUE	$ -
EXPENSES	
Bank charges	74
Professional fees	34,831
Public company filing fees	11,525
	46,430
NET LOSS AND DEFICIT, END OF PERIOD	$ (46,430)

The accompanying notes are an integral part of these financial statements.

TROPHY CAPITAL INC.
Statement of Cash Flows
For the period from January 14, 2003 (date of incorporation) to November 30, 2003

SLF

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(46,430)
Increase in accounts payable and accrued liabilities		30,230
		(16,200)
CASH FLOWS FROM FINANCING ACTIVITIES		
Share capital issued		100,000
INCREASE IN CASH		83,800
Cash, beginning of period		-
CASH, END OF PERIOD	$	83,800

The accompanying notes are an integral part of these financial statements.

TROPHY CAPITAL INC.
Notes to Financial Statements
November 30, 2003

SLF

1. BACKGROUND INFORMATION AND FUTURE OPERATIONS

Trophy Capital Inc. (the "Company") is currently proposing a listing on the TSX Venture Exchange (the "Exchange") as a Capital Pool Company ("CPC"). The Exchange's CPC program was designed as a corporate finance vehicle to provide businesses with an opportunity to obtain financing earlier in their development than might be possible with a regular initial public offering (IPO). The CPC program permits an IPO to be conducted and an Exchange listing to be achieved by a newly created company which, other than cash, has no assets and has no business or operations. The Company then uses this pool of funds to identify and evaluate assets or businesses to be acquired which would reasonably appear to constitute significant assets and the acquisition of which would reasonably appear to constitute a "Qualifying Transaction" under the CPC program. This will, ultimately, result in the Company obtaining a listing as a regular Tier 1 or Tier 2 issuer on the Exchange. The operations of the Company were primarily funded by the issuance of seed shares. The continued operations of the Company are dependent on its ability to complete the Qualifying Transaction, complete sufficient public equity financing and generate profitable operations in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

3. CAPITAL STOCK

Authorized

An unlimited number of Common shares without par value

Issued

1,333,332	Common shares	$	100,000

4. SUBSEQUENT EVENTS

On January 7, 2004, the company filed a final prospectus in connection with its proposed listing on the Exchange as a CPC. There were no other material subsequent events or transactions as of January 7, 2004 that would require adjustment to or disclosure in these financial statements.

CERTIFICATE OF THE COMPANY

Dated: January 7, 2004

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario),Part 8 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia), and the respective regulations thereunder.

"David Williams"
(signed) David Williams
Chief Executive Officer

"Peter Wanner"
(signed) Peter Wanner
Chief Financial Officer

On behalf of the Board of Directors

"George Ploder"
(signed) George Ploder

"Luciano Grossi"
(signed) Luciano Grossi

"Bruce Bronfman"
(signed) Bruce Bronfman

CERTIFICATE OF THE AGENT

Dated: January 7, 2004

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario),Part 8 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia), and the respective regulations thereunder.

KINGSDALE CAPITAL MARKETS INC.
Per:

"Cameron Prange"
(signed) Cameron Prange, Chief Executive Officer

SCHEDULE "B"

Financial Statements

1. Audited Financial Statements of LMS Medical Systems Ltd. for the year ended October 31, 2001
2. Audited Financial Statements of LMS Medical Systems Ltd. for the year ended October 31, 2002
3. Audited Financial Statements of LMS Medical Systems Ltd. for the year ended October 31, 2003
4. Pro Forma Financial Statements of Trophy Capital Inc. and LMS Medical Systems Ltd.

Consolidated Financial Statements

LMS Medical Systems Ltd.

October 31, 2001

ERNST & YOUNG

AUDITORS' REPORT

To the Shareholders of
LMS Medical Systems Ltd.

We have audited the consolidated balance sheet of **LMS Medical Systems Ltd.** as at October 31, 2001 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at October 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended October 31, 2000 were audited by other auditors.

Ernst & Young LLP

Montréal, Canada,
December 19, 2001.

Chartered Accountants

LMS Medical Systems Ltd.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEET

As at October 31

	2001 $	2000 $
ASSETS		
Current assets		
Cash and cash equivalents	**4,010,849**	231,892
Account receivables – trade	**51,761**	37,787
Other accounts receivable	**94,059**	45,171
Research and development tax credits	**654,086**	416,167
Inventories	**13,165**	—
Prepaid expenses	**98,574**	31,883
Total current assets	**4,922,494**	762,900
Capital assets *[note 4]*	**429,094**	346,463
Other assets *[note 5]*	**313,326**	295,022
Intangibles assets	**50,384**	38,772
	5,715,298	1,443,157
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current liabilities		
Accounts payable and accrued liabilities	**786,191**	462,885
Deferred revenue	**66,834**	59,514
Current portion of long-term debt *[note 7]*	**884,644**	—
Current portion of obligation under capital lease *[note 8]*	**26,835**	14,875
Total current liabilities	**1,764,504**	537,274
Long-term debt *[note 7]*	**1,296,015**	3,373,587
Obligation under capital lease *[note 8]*	**33,629**	—
	3,094,148	3,910,861
Shareholders' equity (deficiency)		
Capital stock *[note 9]*	**12,690,175**	3,934,355
Convertible debentures *[note 10]*	**768,723**	—
Deficit	**(10,837,748)**	(6,402,059)
Total shareholders' equity (deficiency)	**2,621,150**	(2,467,704)
	5,715,298	1,443,157

Commitments *[note 12]*

See accompanying notes

On behalf of the Board:

Director Director

LMS Medical Systems Ltd.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Year ended October 31

	2001 $	2000 $
Sales	**278,662**	526,278
Cost of sales	**58,995**	255,974
	219,667	270,304
Expenses		
Research and development *[schedule A]*	**2,033,234**	1,483,912
Less tax credits *[note 13]*	**(1,068,443)**	(661,275)
	964,791	822,637
Selling and market development *[schedule B]*	**1,563,620**	1,130,116
Administrative *[schedule C]*	**1,380,327**	693,673
Debentures issue costs and interest thereon	**197,597**	303,497
	4,106,335	2,949,923
Loss before interest and other revenues	**3,886,668**	2,679,619
Interest and other revenues	**(88,060)**	(22,997)
Net loss	**3,798,608**	2,656,622
Deficit, beginning of year	**6,402,059**	3,745,437
Share issue expenses	**618,358**	—
Interest on convertible debentures	**18,723**	—
Deficit, end of year	**10,837,748**	6,402,059

See accompanying notes

LMS Medical Systems Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended October 31

	2001 $	2000 $
OPERATING ACTIVITIES		
Net loss	**(3,798,608)**	(2,656,622)
Adjustments for:		
Amortization of capital assets	**166,290**	173,883
Loss on disposal of capital assets	**2,308**	—
Amortization of deferred development costs	**—**	25,654
Write-off of deferred development costs	**295,022**	—
Capitalized interest	**75,983**	278,255
Amortization of deferred loss on foreign exchange	**8,463**	—
Changes in non-cash working capital items	**(50,011)**	229,191
Cash flows related to operating activities	**(3,300,553)**	(1,949,639)
INVESTING ACTIVITIES		
Additions to capital assets	**(203,653)**	(254,150)
Proceeds of disposal of capital assets	**15,000**	—
Additions to patents and trademarks	**(11,612)**	(23,914)
Cash flows related to investing activities	**(200,265)**	(278,064)
FINANCING ACTIVITIES		
Repayments of capital lease obligation	**(16,987)**	(22,762)
Increase of long-term debt	**2,383,050**	2,275,000
Repayment of long-term debt	**(202,391)**	—
Deferred financing costs	**(239,748)**	—
Deferred foreign exchange loss on long-term debt	**(82,041)**	—
Share issue expenses	**(618,358)**	—
Issuance of convertible debentures	**750,000**	—
Issuance of capital stock	**5,306,250**	—
Cash flows related to financing activities	**7,279,775**	2,252,238
Net increase in cash and cash equivalents	**3,778,957**	24,535
Cash and cash equivalents, beginning of year	**231,892**	207,357
Cash and cash equivalents, end of year	**4,010,849**	231,892
Supplementary information		
Interest paid	**95,602**	4,337
Tax credits received	**830,524**	647,508

See accompanying notes

LMS Medical Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2001

1. DESCRIPTION OF BUSINESS

LMS Medical Systems Ltd. [the "Corporation"] is incorporated under the *Canada Business Corporations Act.* The principal activities of the Corporation have been devoted to the development of leading-edge technology in care management tools in the labor and delivery setting. The Corporation is currently pursuing its research and development activities as well as the implementation of its distribution network. To carry out its projects, the Corporation will require additional capital *[see note 2]*.

2. GOING CONCERN ASSUMPTION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The Corporation's ability to continue as a going concern is dependent upon raising additional funds. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Corporation be unable to continue its operations.

3. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates used in preparing these consolidated financial statements and such differences could be material.

Consolidated financial statements

The consolidated financial statements include the accounts of the Corporation and those of its wholly owned subsidiary, Calm Medical Solutions Inc.

LMS Medical Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2001

3. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Cash and cash equivalents

Cash and cash equivalents include cash on hand, available bank balances and highly liquid investments which have maturity of three months or less from their acquisition date.

Government research and development tax credits

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of the assets or expenses to which they relate at the time the eligible expenditures are incurred, provided there is reasonable assurance the benefits will be realized.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Capital assets

Capital assets are recorded at cost. Amortization is calculated over their estimated useful lives using the follows methods and rates:

Computer hardware	Declining balance	30%
Computer software	Straight-line	2 years
Computer hardware under capital lease	Straight-line	3 years
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over the term of the lease
Office equipment	Declining balance	20%

Intangibles assets

Costs related to patents and registration of trademarks are recorded at cost. Amortization is calculated over their estimated useful lives on a straight-line basis over 15 years.

3. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Other assets

[i] Deferred loss on foreign exchange

Deferred loss on foreign exchange is amortized over the terms of the related debts or advances and are amortized under the following term:

Debenture	2.5 years

[ii] Deferred financing costs

Deferred financing costs include fees paid on issuance of debentures and a loan and are amortized over their estimated useful lives on a straight-line basis over 30 to 42 months.

Stock option plan

The Corporation offers a stock-based compensation plan to its employees which is described in note 9. No compensation expense is recognized for this plan when stock options are issued. Any consideration paid on exercise of stock options or purchase of stock is credited to capital stock. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock options canceled is charged to deficit.

Financial instrument

Effective November 1, 2000, the Corporation adopted the new recommendations of the *Canadian Institute of Chartered Accountants* related to financial instruments. In this regard, the Corporation classifies the financial instrument as a liability or as equity in accordance with the substance of the contractual arrangement on initial recognition and the definition of a financial liability and an equity instrument.

Revenue recognition

The Corporation recognizes its revenues upon acceptance of the product by the client. Amounts billed in accordance with customer contracts, but not yet earned, are recorded as deferred revenue. Other revenues are recognized at the time services are performed.

Income taxes

The Corporation follows the tax allocation method of accounting for income taxes whereby the income taxes charged against income for the year are computed on the basis of accounting income rather than taxable income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2001

3. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Foreign currency translation

Transactions arising in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. Exchange gains and losses arising from the translation of foreign currency items are included in the determination of net income.

Research and development costs

Research costs are expensed as incurred. Development costs are capitalized when they meet the criteria for capitalization in accordance with Canadian generally accepted accounting principles.

Grant and tax incentives are recorded as reduction of the related expenses or the cost of assets acquired in the period when reasonable assurance of realization is first obtained.

4. CAPITAL ASSETS

	2001		**2000**	
	Cost $	**Accumulated amortization $**	**Cost $**	**Accumulated amortization $**
Computer hardware	**448,712**	**274,018**	379,468	215,285
Computer software	**217,923**	**195,324**	174,093	155,876
Computer hardware under capital lease	**128,383**	**63,957**	65,807	49,036
Furniture and fixtures	**100,167**	**38,408**	85,969	22,624
Leasehold improvements	**82,070**	**21,957**	36,074	6,928
Office equipment	**70,711**	**25,208**	68,772	13,971
	1,047,966	**618,872**	810,183	463,720
Accumulated amortization	**(618,872)**		(463,720)	
	429,094		346,463	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2001

5. OTHER ASSETS

	2001 $	2000 $
Deferred loss on foreign exchange	**73,578**	—
Deferred development costs	—	295,022
Deferred financing costs, at amortized cost	**239,748**	—
	313,326	295,022

6. CREDIT FACILITY

The Corporation has available a credit facility for an authorized amount of $500,000, repayable on demand, bearing interest at the prime rate plus 1.75 % and negotiable in May 2002. The loan facility is collateralized by a movable mortgage against federal and provincial research and development tax credits due.

The credit cards agreement is collateralized by a movable mortgage of $100,000 against all movable, tangible and intangible assets. As at October 31, the credit cards agreement was not used.

7. LONG-TERM DEBT

	2001 $	2000 $
Loan from GATX/MM Venture Finance Partnership, a shareholder, bearing interest at the rate of 14.15%, repayable in monthly principal and interest instalments of $94,773, maturing in January 19, 2004. The loan is collateralized by a first rank moveable mortgage on specific patents and intellectual property and a lien on general assets of the Corporation ranking behind other lenders. The lender has warrants to purchase 45,000 Common shares at a price of $12.50 per share. These warrants will be exercisable at the earlier of seven years from the date of issuance or five years from the date of an initial public offering	**2,180,659**	—

7. LONG-TERM DEBT [Cont'd]

	2001 $	2000 $
Debentures, bearing interest at the Royal bank prime rate plus 4%, converted into capital stock on January 18, 2001	—	3,373,587
	2,180,659	3,373,587
Less: current portion of long-term debt	**(884,644)**	—
	1,296,015	3,373,587

Payments required on long-term debt over the next years are as follows:

	$
2002	884,644
2003	1,018,268
2004	277,747
	2,180,659

8. OBLIGATION UNDER CAPITAL LEASE

	2001 $	2000 $
Obligation under capital lease, bearing interest at a weighted average rate of 10.53%, repayable by monthly principal and interest instalments of $2,661, maturing in October 2003 and guaranteed by the leased assets	**60,464**	14,875
Less: current portion of obligation under capital lease	**(26,835)**	(14,875)
	33,629	—

Capital lease payments required over the next years are as follows:

	$
2002	31,930
2003	35,758
Less: interest included	(7,224)
	60,464

9. CAPITAL STOCK

Authorized

Unlimited number of Class A Common shares, without par value.

Unlimited number of Class B Common shares, non-voting, without par value

Issued

		2001 $	2000 $
1,420,049	Class A Common shares [2000 – 520,408]	**12,690,175**	3,934,355

During the year, the Corporation issued 465,300 Class A Common shares for a cash consideration of $5,306,250 and 434,341 Class A Common shares in consideration of a payment on the convertible debentures and accrued interest of $3,449,570.

Stock option plan

The Corporation has an employee stock option plan in place for the benefits of employees on non-voting Class B common shares. The maximum number of non-voting Class B Common shares issuable under the plan shall not exceed 10% of the outstanding shares of the Corporation.

The maximum number of options to be issued each year is 25% of the pool of shares offered. The effective date of the plan was October 25, 1997. Stock options are available each year and options are vested when granted. The plan entails that annual options not granted in a given year shall be added to the annual options offered in the following year. The changes to number of stock options granted by the Corporation and their weighted average exercise price are as follows:

	2001		2000	
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Beginning of year	**39,209**	**10.00**	19,726	10.00
Granted	**67,576**	**12.50**	19,483	10.00
Expired	**(2,614)**	**10.00**	—	—
End of year	**104,171**	**11.62**	39,209	10.00

9. CAPITAL STOCK [Cont'd]

As at October 31, 2001, the expiring date of the 104,171 outstanding options are as follows:

Expiring date	Number
April 2004	5,582
February 2005	9,933
February 2006	15,750
November 2006	50,000
February 2010	2,677
February 2011	2,653
October 2012	17,576
	104,171

Warrants

The Corporation has 334,375 outstanding warrants as at October 31, 2001. These warrants will be exercisable at the earlier of seven years from the date of issuance or five years from the date of an initial public offering. The date of issuance and their exercise price are as follows:

	Warrants outstanding	
Exercise price	**Number of Common shares**	**Date of issuance**
$10.00	24,451	June 1999
$10.00	3,788	September 1999
$10.00	3,788	October 1999
$10.00	7,575	November 1999
$10.00	11,363	January 2000
$10.00	11,363	March 2000
$10.00	5,091	May 2000
$10.00	5,091	November 2000
$10.00	4,365	August 2000
$10.00	175,000	January 2001
$12.50	22,500	August 2001
$12.50	60,000	July 2001

In addition, the Corporation issued conditional warrants giving rights to subscribe to 261,300 Common shares provided that no initial public offering or other formal exchange listing of common shares or an offer made for the purchase of all Common shares issued occurred before January 2003 ["the Event"].

9. CAPITAL STOCK [Cont'd]

Following non-occurrence of the Event, these warrants are only exercisable under the following conditions:

- Between January 2003 and July 2003 the subscriber has the right to subscribe for 1/6 the number of Common shares subscribed for each month during that six-month period until the Event occurred. The warrants can be exercised only if that Event occurred and at an exercise price equal to 85% of the price determined in the Event.
- Between July 2003 and January 2004 if the Event does not occur, the subscriber is entitled to subscribe at the end of the period for Common shares at a price of $15.00 for each Common share subscribed.

10. CONVERTIBLE DEBENTURES

	2001 $	2000 $
Debentures from Beaudier Inc. and Finloc Capital Inc., shareholders, maturing in February 28, 2005, bearing interest at the rate of 14.15% payable in shares. Debentures are collateralized by a second rank moveable mortgage on specific patents and intellectual property and a lien on general assets of the Corporation ranking before others lenders, except GATX/MM Venture Finance Partnership. The debentures are convertibles, at the lenders discretion, any time between March 2004 and the end of February 2005, the whole of the capital amount and applicable interest into common shares at a price of $14 per Common shares. Five days after the maturity date, the Corporation has the right to convert the capital amounts and applicable interest into Common shares at the lowest price between the price per share of a financing obtained six months before the maturity date and $14 per Common share. The lenders have warrants to purchase 15,000 Common shares at a price of $12.50 per share. These warrants will be exercisable at the earlier of seven years from August 29, 2001 and five years from the date of an initial public offering	768,723	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2001

11. FOREIGN CURRENCY

As at October 31, 2001, $51,925 of the Corporation's accounts payable was denominated in U.S. dollars.

12. COMMITMENTS

[a] The Corporation has entered into a lease agreement expiring at February 28, 2003. The minimum annual payments excluding operating costs are as follows:

	$
2002	80,230
2003	25,398
	105,628

[b] The Corporation entered into a license agreement with a third party in connection with databases to be used within its monitoring system. The license agreement provides non-transferable, non-exclusive licenses until June 2003 and is subject to royalties of 7.5% on revenues derived from the product of the third party.

[c] In the normal course of its business, the Corporation is exposed to various claims and actions. These cases often have numerous uncertainties and the outcome of each case is unpredictable. In management's opinion, the settlement of these claims and actions, if any, should not have any significant impact on the Corporation's financial position.

13. INCOME TAXES

The Corporation has accumulated losses carry-forwards for Federal and Québec purposes, which are available to reduce future taxable income. The benefits of which have not been recognized in these financial statements are as follows:

	Investment tax credits	Loss carry-forwards	
		Federal	Quebec
	$	$	$
2002	—	78,000	—
2003	—	88,000	88,000
2004	6,700	398,000	358,000
2005	3,200	798,000	790,000
2006	—	1,066,000	970,000
2007	38,000	2,111,000	2,017,000
2008	10,600	3,733,000	3,670,000
2009	26,400	—	—
2010	18,500	—	—
2011	24,100	—	—
	127,500	8,272,000	7,893,000

In addition, the Corporation will take advantage of future tax benefits arising from unused tax deductions, mainly composed of expenses recognized for accounting purposes but not deducted for tax purposes in an amount of approximately $3,500,000 for the provincial and $1,800,000 for the federal. These expenses are available to reduce future taxable income and have an unlimited carry-forward period.

Tax credits

During fiscal 2001, the Corporation has recorded an amount of $654,086 in connection with scientific research and experimental development tax credits claimed. These credits were accounted for in the statement of operations and deficit. An amount of $414,357 in scientific research and experimental development tax credits related to prior years has also been recorded in the statement of operations and deficit. Research and development tax credits and expenditures are subject to verification by the tax authorities, and accordingly, these amounts may vary.

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

LMS Medical Systems Ltd.

CONSOLIDATED SCHEDULE OF EXPENSES

Year ended October 31, 2001

	2001 $	2000 $
SCHEDULE A		
Research and development		
Salaries and fringe benefits	**1,242,107**	934,172
Other	**340,224**	124,846
Write off of deferred developments costs	**295,022**	—
Consulting	**100,384**	193,371
Travel and conferences	**45,541**	63,073
Material and supplies	**8,617**	10,464
Data collection	**1,339**	9,010
Amortization	**—**	148,976
	2,033,234	1,483,912
SCHEDULE B		
Selling and market development		
Salaries, commissions and fringe benefits	**982,440**	642,069
Market research	**172,508**	256,494
Travel	**156,686**	55,519
Trade shows	**93,341**	107,698
Advertising	**76,292**	11,448
Other	**50,989**	39,697
Promotional material	**31,364**	17,191
	1,563,620	1,130,116
SCHEDULE C		
Administrative		
Salaries and fringe benefits	**567,189**	250,839
Consulting and professional fees	**336,152**	134,452
Office expenses	**171,486**	136,922
Amortization	**166,190**	50,561
Rent	**76,219**	58,709
Travel	**15,283**	31,855
Insurance	**16,891**	7,388
Taxes and permits	**16,701**	16,878
Bank charges and interest	**10,963**	3,395
Exchange	**2,081**	—
Capital tax	**1,172**	2,674
	1,380,327	693,673

Consolidated Financial Statements

LMS Medical Systems Ltd.

October 31, 2002

ERNST & YOUNG

AUDITORS' REPORT

To the Shareholders of
LMS Medical Systems Ltd.

We have audited the consolidated balance sheet of **LMS Medical Systems Ltd.** as at October 31, 2002 and the consolidated statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at October 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Montréal, Canada,
December 18, 2002.

Chartered Accountants

LMS Medical Systems Ltd.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEET

As at October 31

	2002	**2001**
	$	**$**
		[restated – note 4]
ASSETS		
Current assets		
Cash and cash equivalents	**33,903**	4,010,849
Accounts receivable – trade	**155,686**	51,761
Other accounts receivable	**18,872**	94,059
Income taxes receivable	**11,610**	—
Research and development tax credits	**750,000**	654,086
Inventories	**—**	13,165
Prepaid expenses	**108,066**	98,574
Total current assets	**1,078,137**	4,922,494
Capital assets *[note 5]*	**395,926**	429,094
Other assets *[note 6]*	**186,661**	290,132
	1,660,724	5,641,720
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current liabilities		
Bank loan *[note 7]*	**275,000**	—
Accounts payable and accrued liabilities	**814,276**	786,191
Deferred revenue	**50,636**	66,834
Current portion of long-term debt *[note 8]*	**2,728,681**	884,644
Current portion of obligation under capital lease *[note 9]*	**33,629**	26,835
Total current liabilities	**3,902,222**	1,764,504
Long-term debt *[note 8]*	**272,783**	1,296,015
Obligation under capital lease *[note 9]*	**—**	33,629
	4,175,005	3,094,148
Shareholders' equity (deficiency)		
Capital stock *[note 10]*	**12,690,175**	12,690,175
Shares to be issued *[note 11]*	**430,000**	—
Convertible debentures *[note 12]*	**877,236**	768,723
Deficit	**(16,511,692)**	(10,911,326)
Total shareholders' equity (deficiency)	**(2,514,281)**	2,547,572
	1,660,724	5,641,720

Going concern assumption *[note 2]*

See accompanying notes

On behalf of the Board:

Director Director

LMS Medical Systems Ltd.

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended October 31

	2002 $	2001 $ *[restated – note 4]*
Sales	**439,694**	278,662
Cost of sales	**40,680**	58,995
	399,014	219,667
Expenses		
Research and development *[schedule A]*	**2,146,137**	2,033,234
Less tax credits *[note 15]*	**(826,989)**	(1,068,443)
	1,319,148	964,791
Selling and market development *[schedule B]*	**2,012,258**	1,563,620
Administrative *[schedule C]*	**1,729,786**	1,365,274
Quality assurance *[schedule D]*	**138,178**	—
Customer support *[schedule E]*	**425,768**	97,094
Interest on long-term debt	**319,283**	197,597
	5,944,421	4,188,376
Loss before interest and other revenues	**(5,545,407)**	(3,968,709)
Interest and other revenues	**53,554**	96,523
Net loss	**(5,491,853)**	(3,872,186)

See accompanying notes

LMS Medical Systems Ltd.

CONSOLIDATED STATEMENT OF DEFICIT

Year ended October 31

	2002 $	2001 $ *[restated – note 4]*
Deficit, beginning of year as previously reported	**10,837,748**	6,402,059
Restatement – change in accounting policy *[note 4]*	**73,578**	—
As restated	**10,911,326**	6,402,059
Net loss	**5,491,853**	3,872,186
Share issue expenses	**—**	618,358
Interest on convertible debentures	**108,513**	18,723
Deficit, end of year	**16,511,692**	10,911,326

See accompanying notes

LMS Medical Systems Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended October 31

	2002 $	2001 $ *[restated – note 4]*
OPERATING ACTIVITIES		
Net loss	**(5,491,853)**	(3,872,186)
Adjustments for:		
Amortization of capital assets	**191,006**	166,290
Amortization of other assets	**103,471**	—
Bonus to be paid in shares *[note 11]*	**430,000**	—
Loss on disposal of capital assets	—	2,308
Capitalized interest	—	75,983
Write-off of deferred development costs	—	295,022
	(4,767,376)	(3,332,583)
Net changes in non-cash working capital items	**(120,702)**	(50,011)
Cash flows related to operating activities	**(4,888,078)**	(3,382,594)
INVESTING ACTIVITIES		
Additions to capital assets	**(162,668)**	(203,653)
Proceeds of disposal of capital assets	**4,830**	15,000
Additions to patents and trademarks	—	(11,612)
Cash flows related to investing activities	**(157,838)**	(200,265)
FINANCING ACTIVITIES		
Increase in long-term debt	**1,419,467**	2,383,050
Increase in bank loan	**275,000**	—
Repayment of long-term debt	**(598,662)**	(202,391)
Repayment of capital lease obligation	**(26,835)**	(16,987)
Share issue expenses	—	(618,358)
Issuance of convertible debentures	—	750,000
Issuance of capital stock	—	5,306,250
Deferred financing costs	—	(239,748)
Cash flows related to financing activities	**1,068,970**	7,361,816
Net change in cash and cash equivalents	**(3,976,946)**	3,778,957
Cash and cash equivalents, beginning of year	**4,010,849**	231,892
Cash and cash equivalents, end of year	**33,903**	4,010,849
Supplementary information		
Interest paid	**258,033**	96,551
Tax credits received	**746,754**	830,524

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2002

1. DESCRIPTION OF BUSINESS

LMS Medical Systems Limited [the "Corporation"] is incorporated under the *Canada Business Corporations Act.* The principal activities of the Corporation have been devoted to the development of leading-edge technology in care management tools in the labor and delivery setting. The Corporation is currently pursuing its research and development activities as well as the implementation of its distribution network. To carry out its projects, the Corporation will require additional capital *[see note 2]*.

2. GOING CONCERN ASSUMPTION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The Corporation's ability to continue as a going concern is dependent upon raising additional funds. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Corporation be unable to continue its operations.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation of financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require that management make estimates and assumptions which have an impact on the assets and liabilities recorded, the presentation of contingent assets and liabilities at the end of the year and the amounts in revenues and expenses recorded during the year. Actual results could differ from these estimates and assumptions. Significant accounting policies used are as follows:

Consolidated financial statements

The consolidated financial statements include the accounts of the Corporation and those of its wholly owned subsidiary, LMS Medical Systems Inc.

LMS Medical Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2002

3. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash equivalents with a maturity date of less than three months and recorded at cost, which approximates the market value.

Research and development tax credits

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of the assets or expenses to which they relate at the time the eligible expenditures are incurred, provided there is reasonable assurance the benefits will be realized.

Research and development costs

Research costs are charged against income in the year of expenditure. Development costs are capitalized when they meet the criteria for capitalization in accordance with Canadian generally accepted accounting principles. The Corporation has not deferred any such development costs to date.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Capital assets

Capital assets are recorded at cost. Amortization is calculated over their estimated useful lives using the follows methods and rates:

Computer hardware	Declining balance	30%
Computer software	Straight-line	2 years
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	Over the term of the lease
Computer hardware under capital lease	Straight-line	3 years

3. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Other assets

[i] Intangibles assets

Costs related to patents and registration of trademarks are recorded at cost. Amortization is calculated over their estimated useful lives on a straight-line basis over 15 years.

[ii] Deferred financing costs

Deferred financing costs include fees paid on issuance of debentures and a loan. Amortization is calculated over 30 to 42 months, the term of the related debt.

Revenue recognition

The Corporation recognizes its revenues upon acceptance of the product by the client. Amounts billed in accordance with customer contracts, but not yet earned, are recorded as deferred revenue. Other revenues are recognized at the time services are performed.

Income taxes

Effective November 1, 2001, the Corporation retroactively changed its method of accounting for income taxes from the deferral method to the liability method as recommended by Section 3465 – Income Taxes, of the *Canadian Institute of Chartered Accountants*. As permitted by the new rules, financial statements for prior years have not been restated. This change had no impact on retained earnings as at November 1, 2001.

Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the year in which they arise. Future income tax assets are recognized if realization is considered more likely than not.

Stock option plan

The Corporation offers a stock-based compensation plan to its employees which is described in note 10. No compensation expense is recognized for this plan when stock options are issued. Any consideration paid on exercise of stock options or purchase of stock is credited to capital stock. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock options canceled is charged to deficit.

3. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Financial instruments

The Corporation classifies the financial instrument as a liability or as equity in accordance with the substance of the contractual arrangement on initial recognition and the definition of a financial liability and an equity instrument.

Foreign currency translation

Accounts in foreign currencies have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for the cost of inventory used and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Gains and losses arising from fluctuations in exchange rates are reflected in net earnings of the year.

4. CHANGE IN ACCOUNTING POLICY

Effective November 1, 2002, the Corporation retroactively applied the recommendation of the Canadian Institute of Chartered Accountants with respect to foreign currency, whereby foreign exchange gains or losses arising on translation of long-term foreign currency denominated liabilities have to be included in the statement of operations in the current year. As a result, opening retained earnings as at November 1, 2001 and net earnings for 2001 were reduced by $73,578.

Prior to the adoption of the new recommendation, unrealized gains and losses on long-term foreign currency denominated liabilities were deferred and amortized on a straight-line basis over the remaining life of the liability.

5. CAPITAL ASSETS

	2002		2001	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Computer hardware	**472,179**	**332,302**	448,712	274,018
Computer software	**346,701**	**261,655**	217,923	195,324
Furniture and fixtures	**104,343**	**54,470**	100,167	38,408
Office equipment	**74,145**	**35,116**	70,711	25,208
Leasehold improvements	**71,829**	**33,899**	82,070	21,957
Computer hardware under capital lease	**128,954**	**84,783**	128,383	63,957
	1,198,151	**802,225**	1,047,966	618,872
Accumulated amortization	**(802,225)**		(618,872)	
	395,926		429,094	

6. OTHER ASSETS

	2002 $	2001 $
Patents and trademarks, net of amortization	**46,917**	50,384
Deferred financing costs, net of amortization	**139,744**	239,748
	186,661	290,132

7. CREDIT FACILITY

The Corporation has available a credit facility for an authorized amount of $500,000, bearing interest at the prime rate plus 1.75 % [6.25%] and repayable on demand. This credit facility is collateralized by a movable mortgage against federal and provincial research and development tax credit due. The Corporation renewed its credit facility in May 2002. As at October 31, 2002, the credit facility was used for an amount of $275,000

Furthermore, the Corporation has a credit cards agreement for an amount of $100,000, collateralized by a movable mortgage of $100,000 against all movable, tangible and intangible assets. As at October 31, 2002, the credit cards agreement was not used.

8. LONG-TERM DEBT

	2002 $	2001 $
Loan from GATX/MM Venture Finance Partnership, a shareholder, bearing interest at the rate of 14.15%, repayable in monthly principal and interest instalments of $94,773, maturing in January 19, 2004. The loan is collateralized by a first rank moveable mortgage on specific patents and intellectual property and a lien on general assets of the Corporation ranking behind other lenders.	**1,651,464**	2,180,659
Loan bearing interest at 18%, repayable on demand without specific repayment date.	**1,350,000**	—
	3,001,464	2,180,659
Less: Current portion of long-term debt	**(2,728,681)**	(884,644)
	272,783	1,296,015

Payments required on long-term debt over the next years are as follows:

	$
2003	2,728,681
2004	272,783
	3,001,464

During 2002, the Corporation deferred payments of $373,703 of capital and interest on long-term debt which will be paid in 2003.

LMS Medical Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2002

9. OBLIGATION UNDER CAPITAL LEASE

	2002 $	2001 $
Obligation under capital lease, bearing interest at a weighted average rate of 10.53%, repayable by monthly principal and interest instalments of $2,661, maturing in October 2003 and guaranteed by the leased assets	**33,629**	60,464
Less: Current portion of obligation under capital lease	**(33,629)**	(26,835)
	—	33,629

Capital lease payments required over the next year are as follows:

	$
2003	35,758
Less: Interest included	(2,129)
	33,629

10. CAPITAL STOCK

Authorized

Uunlimited number of voting Class A Common shares, without par value.

Unlimited number of Class B Common shares, non-voting, without par value

An unlimited number of convertible voting Preferred shares, with an annual cumulative dividend of 18%, payable in Preferred shares of the same category. In the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs either voluntary or involuntary, the holders of the Convertible Preferred shares shall be entitled to receive, prior and in preference to the holders of the Common shares and *pro rata* among each series based on the original Purchase Price, an amount equal to the Original Purchase Price plus any accumulated but unpaid dividends, whether or not declared. After the payment of the Liquidation Preference to the holders of the Convertible Preferred shares, the remaining assets shall be distributed rateably among the holders of the Common shares and the Convertible Preferred shares as if such Convertible Preferred shares were converted into Common shares immediately prior to such distribution. Each Convertible Preferred share and all accumulated but unpaid dividends thereon, whether or not declared, shall be automatically converted into Common shares, at a rate of 1 Common share for each convertible Preferred share in the following cases: (i) upon the adoption of a resolution by the holders of at least two thirds [66 2/3%] of the then outstanding Convertible Preferred shares; or (ii) upon the closing of an underwritten offering of the Corporation's Common shares to the public at a per share price of not less than $20, and which are to be listed on the Toronto Stock Exchange, or a recognized major stock exchange that is acceptable to the holders of Convertible Preferred shares as evidenced by a resolution adopted by the holders of at least two thirds [66 2/3%] of the then outstanding Convertible Preferred shares pursuant to a receipted prospectus as contemplated in the *Securities Act* (Québec) [the "**Offering**"].

10. CAPITAL STOCK [Cont'd]

Issued

		2002 $	2001 $
1,420,049	Class A common shares	**12,690,175**	12,690,175

In 2001, the Corporation issued 465,300 Class A Common shares for a cash consideration of $5,306,250 and 434,341 Class A Common shares in consideration of a payment on the convertible debentures and accrued interest of $3,449,570.

Stock option plan

The Corporation has an employee stock option plan in place for the benefit of employees for non-voting Class B Common shares. The maximum number of non-voting Class B Common shares issuable under the plan shall not exceed 10% of the outstanding shares of the Corporation.

The maximum number of options to be issued each year is 25% of the pool of shares offered. The effective date of the plan was October 25, 1997. Stock options are available each year and options are vested when granted. The plan provides that annual options not granted in a given year shall be added to the annual options offered in the following year. The changes to number of stock options granted by the Corporation and their weighted average exercise price are as follows:

	2002		2001	
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Beginning of year	**104,171**	**11.62**	39,209	10.00
Granted	**82,996**	**12.50**	67,576	12.50
Expired	—	—	(2,614)	10.00
End of year	**187,167**	**12.01**	104,171	11.62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2002

10. CAPITAL STOCK [Cont'd]

As at October 31, 2002, the expiry dates of the 187,167 outstanding options are as follows:

Expiring date	Number
April 2004	5,582
February 2005	9,933
February 2006	15,750
November 2006	50,000
January 2007	69,496
January 2008	13,500
February 2010	2,677
February 2011	2,653
October 2012	17,576
	187,167

Warrants

As at October 31, 2002, the Corporation has 334,375 outstanding warrants for Class A Common shares and 67,500 outstanding warrants for Preferred shares. These warrants will be exercisable at the earlier of seven years from the date of issuance or five years from the date of an initial public offering. The date of issuance and their exercise price are as follows:

	Warrants outstanding	
Exercise price	Number of Common shares	Date of issuance
$10.00	24,451	June 1999
$10.00	3,788	September 1999
$10.00	3,788	October 1999
$10.00	7,575	November 1999
$10.00	11,363	January 2000
$10.00	11,363	March 2000
$10.00	5,091	May 2000
$10.00	5,091	November 2000
$10.00	4,365	August 2000
$10.00	175,000	January 2002
$12.50	22,500	August 2002
$12.50	60,000	July 2002
	334,375	

10. CAPITAL STOCK [Cont'd]

	Warrants outstanding	
Exercise price	Number of preferred shares	Date of issuance
$14.50	67,500	August 2002

In addition, the Corporation issued conditional warrants giving rights to subscribe to 261,300 Class A Common shares provided that there be no initial public offering or other formal exchange listing of Common shares or an offer made for the purchase of all Common shares issued occurred before January 2003 ["the Event"].

Following non-occurrence of the Event, these warrants are only exercisable under the following conditions:

- Between January 2003 and July 2003 the subscriber has the right to subscribe for 1/6 the number of Common shares subscribed for each month during that six-month period until the Event occurred. The warrants can be exercised only if that Event occurred and at an exercise price equal to 85% of the price determined in the Event.

- Between July 2003 and January 2004 if the Event does not occur, the subscriber is entitled to subscribe at the end of the period for Common shares at a price of $15.00 for each Common share subscribed.

11. SHARES TO BE ISSUED

During 2002, the Corporation declared a bonus of $430,000 to some employees. This bonus will be paid by an issuance of 34,400 Class B Common shares.

12. CONVERTIBLE DEBENTURES

	2002 $	2001 $
Debentures from Beaudier Inc. and Finloc Capital Inc., shareholders, maturing February 28, 2005, bearing interest at the rate of 14.15% payable in shares. Debentures are collateralized by a second rank moveable mortgage on specific patents and intellectual property and a lien on general assets of the Corporation ranking before others lenders, except GATX/MM Venture Finance Partnership. The debentures are convertible, at the lenders' discretion, at any time between March 2004 and the end of February 2005, for the whole of the capital amount and applicable interest into Common shares at a price of $14 per common shares. Five days after the maturity date, the Corporation has the right to convert the capital amounts and applicable interest into Common shares at the lower of the price per share of a financing obtained six months before the maturity date and $14 per Common share.	**877,236**	768,723

13. FOREIGN CURRENCY

As at October 31, 2002, $119,521 of the Corporation's accounts payable was denominated in U.S dollars.

14. COMMITMENTS

[a] The Corporation entered into a license agreement with a third party in connection with databases to be used within its monitoring system. The license agreement provides non-transferable, non-exclusive licenses until June 2003 and is subject to royalties of 7.5% on revenues derived from the product of the third party.

[b] In the normal course of its business, the Corporation is exposed to various claims and actions. These cases often have numerous uncertainties and the outcome of each case is unpredictable. In management's opinion, the settlement of these claims and actions, if any, should not have any significant impact on the Corporation's financial position.

15. INCOME TAXES

The Corporation has accumulated losses carry-forwards for Federal and Québec purposes, which are available to reduce future taxable income and unclaimed investment tax credits. The benefits of which have not been recognized in these financial statements expire as follows:

		Loss carry-forwards	
	Investment tax credits $	Federal $	Québec $
2003	—	88,000	88,000
2004	—	398,000	358,000
2005	—	798,000	790,000
2006	—	1,066,000	970,000
2007	—	2,111,000	2,017,000
2008	—	3,733,000	3,670,000
2009	—	5,295,000	5,234,000
2010	—	—	—
2011	—	—	—
2012	11,000	—	—
	11,000	13,489,000	13,127,000

15. INCOME TAXES [Cont'd]

In addition, the Corporation will take advantage of future tax benefits arising from unused tax deductions, mainly composed of expenses recognized for accounting purposes but not deducted for federal and provincial respectively tax purposes in an amount of approximately $2,100,000 and $4,300,000. These expenses are available to reduce future taxable income and have an unlimited carry-forward period.

Tax credits

During fiscal 2002, the Corporation has recorded an amount of $750,000 in connection with scientific research and experimental development tax credits claimed. These credits were accounted for in the statement of operations. An amount of $76,989 in scientific research and experimental development tax credits related to prior years has also been recorded in the statement of operations. Research and development tax credits and expenditures are subject to verification by the tax authorities, and accordingly, these amounts may vary.

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

LMS Medical Systems Ltd.

CONSOLIDATED SCHEDULE OF EXPENSES

Year ended October 31

	2002 $	2001 $
SCHEDULE A		
Research and development		
Salaries and fringe benefits	**1,617,572**	1,242,107
Consulting	**320,207**	100,384
Other	**98,856**	340,224
Travel and conferences	**79,892**	45,541
Material and supplies	**24,877**	8,617
Data collection	**4,733**	1,339
Write off of deferred developments costs	—	295,022
	2,146,137	2,033,234
SCHEDULE B		
Selling and market development		
Salaries, commissions and fringe benefits	**1,545,580**	982,440
Travel	**209,747**	156,686
Trade shows	**88,508**	93,341
Promotional material	**74,347**	31,364
Advertising	**46,579**	76,292
Market research	**24,229**	172,508
Other	**23,268**	50,989
	2,012,258	1,563,620
SCHEDULE C		
Administrative		
Consulting and professional fees	**556,366**	336,152
Salaries and fringe benefits	**444,386**	470,195
Amortization	**294,477**	166,190
Office expenses	**244,850**	171,486
Rent	**101,445**	76,219
Travel	**47,736**	15,283
Insurance	**20,671**	16,891
Bank charges and interest	**21,037**	10,963
Taxes and permits	**12,756**	16,701
Capital tax	—	1,072
Foreign exchange loss (gain)	**(13,938)**	84,122
	1,729,786	1,365,274

LMS Medical Systems Ltd.

CONSOLIDATED SCHEDULE OF EXPENSES

Year ended October 31

	2002 $	2001 $
SCHEDULE D		
Quality assurance		
Quality assurance consulting fees	**57,034**	—
Salaries and fringe benefits	**47,493**	—
Other	**33,651**	—
	138,178	—
SCHEDULE E		
Customer support		
Salaries and fringe benefits	**342,112**	97,094
Consulting	**71,313**	—
Travel	**7,488**	—
Training	**4,409**	—
Other	**446**	—
	425,768	97,094

Consolidated Financial Statements

LMS Medical Systems Ltd.

October 31, 2003

ERNST & YOUNG

105

AUDITORS' REPORT

To the Shareholders of
LMS Medical Systems Ltd.

We have audited the consolidated balance sheet of **LMS Medical Systems Ltd.** as at October 31, 2003 and the consolidated statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at October 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Montréal, Canada,
December 18, 2003.
[Except for notes 8 and 15 for
which the date is January 28, 2004]

Chartered Accountants

LMS Medical Systems Ltd.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEET

As at October 31

	2003 $	2002 $
ASSETS		
Current assets		
Cash and cash equivalents	**17,719**	33,903
Accounts receivable	**473,023**	174,558
Income taxes receivable	**4,839**	11,610
Research and development tax credits receivable *[note 5]*	**848,453**	750,000
Prepaid expenses	**75,722**	108,066
Total current assets	**1,419,756**	1,078,137
Capital assets *[note 3]*	**315,289**	395,926
Other assets *[note 4]*	**43,451**	186,661
	1,778,496	1,660,724
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current liabilities		
Bank loan *[note 5]*	—	275,000
Accounts payable and accrued liabilities	**959,706**	814,276
Deferred revenue	**294,639**	50,636
Loan payable *[note 6]*	**100,000**	—
Current portion of long term debt *[note 7]*	—	2,728,681
Current portion of obligations under capital lease *[note 8]*	**20,930**	33,629
Total current liabilities	**1,375,275**	3,902,222
Long-term debt *[note 7]*	**1,000,000**	272,783
Obligations under capital lease *[note 8]*	**36,857**	—
	2,412,132	4,175,005
Shareholders' deficiency		
Capital stock *[note 9]*	**20,768,740**	12,690,175
Shares to be issued *[note 10]*	**814,158**	430,000
Convertible debentures *[note 11]*	**1,019,674**	877,236
Deficit	**(23,236,208)**	(16,511,692)
Total shareholders' deficiency	**(633,636)**	(2,514,281)
	1,778,496	1,660,724

Going concern assumption *[note 2]*

Subsequent event *[note 15]*

See accompanying notes

On behalf of the Board:

Director Director

LMS Medical Systems Ltd.

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended October 31

	2003 $	2002 $
Sales	**130,168**	439,694
Cost of sales	**2,447**	40,680
	127,721	399,014
Expenses		
Research and development *[schedule A]*	**2,373,485**	2,146,137
Less tax credits *[note 14]*	**(1,024,097)**	(826,989)
	1,349,388	1,319,148
Selling and market development *[schedule B]*	**1,533,438**	2,012,258
Administrative *[schedule C]*	**1,489,653**	1,449,247
Quality assurance *[schedule D]*	**196,874**	138,178
Customer support *[schedule E]*	**445,975**	425,768
Technological showcase project *[schedule F]*	**67,037**	—
Interest on long-term debt	**219,825**	319,283
Amortization of capital assets	**178,413**	191,006
Amortization of other assets	**51,906**	103,471
Foreign exchange gain	**(115,239)**	(13,938)
	5,417,270	5,944,421
Loss before interest income	**5,289,549**	5,545,407
Interest income	**10,069**	53,554
Net loss	**5,279,480**	5,491,853
Basic and diluted loss per share	**(3.71)**	(3.87)
Weighted average number of Common shares	**1,424,751**	1,420,049
Supplementary information		
Government grant	**(52,690)**	—

See accompanying notes

LMS Medical Systems Ltd.

CONSOLIDATED STATEMENT OF DEFICIT

Year ended October 31

	2003 $	2002 $
Deficit, beginning of year	**16,511,692**	10,911,326
Net loss	**5,279,480**	5,491,853
Stock dividends on Preferred shares	**907,227**	—
Share issuance costs	**395,371**	—
Interest on convertible debentures	**142,438**	108,513
Deficit, end of year	**23,236,208**	16,511,692

See accompanying notes

LMS Medical Systems Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended October 31

	2003 $	2002 $
OPERATING ACTIVITIES		
Net loss	**(5,279,480)**	(5,491,853)
Adjustments for non-cash items:		
Amortization of capital assets	**178,413**	191,006
Amortization of other assets	**51,906**	103,471
Write-off of deferred financing costs	**12,108**	—
Write-off of capital assets	**6,489**	—
Bonus to be paid in shares	**329,378**	430,000
	(4,701,186)	(4,767,376)
Net changes in non-cash operating working capital items	**86,410**	(120,702)
Cash flows related to operating activities	**(4,614,776)**	(4,888,078)
INVESTING ACTIVITIES		
Additions to capital assets	**(35,906)**	(162,668)
Proceeds of disposal of capital assets	**—**	4,830
Cash flows related to investing activities	**(35,906)**	(157,838)
FINANCING ACTIVITIES		
Increase (decrease) in bank loan	**(275,000)**	275,000
Increase in long-term debt	**1,100,000**	1,419,467
Repayment of long-term debt	**(3,001,464)**	(598,662)
Repayment of capital lease obligations	**(44,201)**	(26,835)
Share issuance costs	**(316,175)**	—
Issuance of capital stock	**7,171,338**	—
Cash flows related to financing activities	**4,634,498**	1,068,970
Net change in cash and cash equivalents	**(16,184)**	(3,976,946)
Cash and cash equivalents, beginning of year	**33,903**	4,010,849
Cash and cash equivalents, end of year	**17,719**	33,903
Supplementary information		
Interest paid	**219,825**	258,033
Tax credits received	**925,517**	746,754

See accompanying notes

LMS Medical Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2003

1. DESCRIPTION OF BUSINESS

LMS Medical Systems Ltd. [the "Corporation"] is incorporated under the *Canada Business Corporations Act*. The Corporation is an early stage corporation operating in a single business segment and its principal activities have been devoted to the development of leading-edge technology in care management tools in the labor and delivery setting. The Corporation is currently pursuing its research and development activities as well as the implementation of its distribution network. To carry out its projects, the Corporation will require additional capital *[see note 2]*.

To date the Corporation has financed its cash requirements primarily from shares, loans payables, convertible debentures, investment tax credits and contract revenues. The success of the Corporation is dependent on obtaining the necessary regulatory approvals, generating revenue from the licensing of its leading-edge technology in care management tools or directly from its technology and achieving future profitable operations. It may be necessary for the Corporation to raise additional funds for the continuing development and marketing of its technology.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in their preparation are as follows:

Going concern assumption

These financial statements were prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The Corporation's ability to continue as a going concern is dependent upon raising additional funds and achieving profitable operations. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Corporation be unable to continue its operations.

2. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Actual results may vary, and such differences may be material.

Consolidated financial statements

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, LMS Medical Systems Inc., an American Corporation. All significant intercompany balances and transactions have been eliminated on consolidation.

Revenue recognition

The Corporation recognizes its revenues upon acceptance of the product by the client. Amounts billed in accordance with customer contracts, but not yet earned, are recorded as deferred revenue. Revenues related to sales of software licenses are deferred and amortized over the term of the license agreement. Other revenues are recognized at the time services are performed.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances available after payment of lines of credit, and cash equivalents with an initial maturity date of less than three months and recorded at cost, which approximates the market value.

Government assistance

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of the assets or expenses to which they relate at the time the eligible expenditures are incurred, provided there is reasonable assurance the benefits will be realized.

Research and development costs

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date.

2. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Capital assets

Capital assets are recorded at cost. Amortization is provided over their estimated useful lives using the following methods and rates:

	Methods	Rates
Computer hardware	Declining balance	30%
Computer software	Straight-line	2 years
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	Over the term of the lease
Computer hardware under capital lease	Straight-line	3 years

Other assets

[i] Patents

Costs related to patents and registration of trademarks are recorded at cost. Amortization is provided over their estimated useful lives on a straight-line basis over 15 years.

[ii] Deferred financing costs

Deferred financing costs relate to fees paid on the issuance of debt. Amortization is provided over 30 to 42 months, the term of the related debt.

Impairment of long-lived assets

The Corporation evaluates the carrying value of its long-lived assets, comprised of capital assets and patents, on a regular basis. To determine whether there has been an impairment, management evaluates on an annual basis the undiscounted estimated cash flows that these assets will generate and also takes other relevant factors into account. Any impairment in the carrying value of long-lived assets is charged to operations in the year in which such an impairment is recognized.

Income taxes

The Corporation follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Future income tax assets are recognized if realization is considered "more likely than not". Changes in these balances are included in net earnings of the year in which they arise.

2. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Share issuance costs

Costs incurred in connection with the issuance of shares are charged against the deficit.

Earnings per share

Basic earnings per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method and are not presented since the exercise of stock options and warrants, and the conversion of the convertible debentures would be anti-dilutive for all periods presented.

Stock-based compensation and other stock-based payments

The Corporation has a stock option incentive plan, which is described in note 9. The Corporation does not recognize compensation expense when stock options are granted to employees, officers and directors at the prevailing market price and where there are no cash settlement features. However, direct awards of stock to employees and non-employees and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

Foreign currency translation

Accounts in foreign currencies have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for the cost of inventory used and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Gains and losses arising from fluctuations in exchange rates are reflected in net earnings of the year.

Financial instruments

The Corporation classifies financial instruments as a liability or as equity in accordance with the substance of the contractual arrangement on initial recognition and the definition of a financial liability and an equity instrument.

LMS Medical Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2003

3. CAPITAL ASSETS

	2003		2002	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Computer hardware	**475,569**	**372,140**	472,179	332,302
Computer software	**357,288**	**338,342**	346,701	261,655
Furniture and fixtures	**104,343**	**65,471**	104,343	54,470
Office equipment	**96,074**	**44,852**	74,145	35,116
Leasehold improvements	**71,829**	**43,517**	71,829	33,899
	1,105,103	**864,322**	1,069,197	717,442
Computer hardware under capital lease	**190,824**	**116,316**	128,954	84,783
	1,295,927	**980,638**	1,198,151	802,225
Accumulated amortization	**(980,638)**		(802,225)	
	315,289		395,926	

4. OTHER ASSETS

	Cost $	Accumulated amortization $	Transfer or write-off $	Net book value $
2003				
Patents	**52,007**	**8,556**	**—**	**43,451**
Deferred financing costs	**239,748**	**148,444**	**91,304**	**—**
	291,755	**157,000**	**91,304**	**43,451**
2002				
Patents	52,007	5,090	—	46,917
Deferred financing costs	239,748	100,004	—	139,744
	291,755	105,094	—	186,661

115

5. BANK LOAN

The Corporation has available a credit facility for an authorized amount of $600,000, bearing interest at the prime rate plus 2% [6.5%; 2002 – 6.25%] and repayable on demand. This credit facility is collateralized by a charge on federal and provincial research and development tax credits receivable. The Corporation renewed its credit facility in September 2003. As at October 31, 2003, the credit facility was not used [2002 – $275,000].

6. LOAN PAYABLE

Loan bearing interest at a rate of 18%, repayable on demand without specific repayment date.

7. LONG-TERM DEBT

	2003 $	2002 $
Loan and promissory notes from a syndicate of lenders, bearing interest at rate of 14.15% with monthly interest instalments of $11,792 and repayable upon maturity in January 2006. The loan and promissory notes are collateralized by a charge on all assets excluding the federal and provincial research & development tax credits receivable ceded to secure the Corporation bank loan	**1,000,000**	—
Loans repaid during the year	—	3,001,464
	1,000,000	3,001,464
Less: Current portion of long-term debt	—	(2,728,681)
	1,000,000	272,783

Payments required on long-term debt over the next years are as follows:

	$
2004	—
2005	—
2006	1,000,000
	1,000,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2003

8. OBLIGATIONS UNDER CAPITAL LEASE

	2003 $	2002 $
Obligations under capital lease bearing interest at rates ranging from 13% to 22%, repayable by monthly principal and interest instalments ranging from $60 to $798, guaranteed by the leased assets and maturing in June 2006	**41,663**	—
Obligation under capital lease bearing interest at a rate of 11%, repayable by monthly principal and interest instalments of $559, guaranteed by the leased assets and maturing in August 2006	**16,124**	—
Obligations repaid during the year	—	33,629
	57,787	33,629
Less: Current portion of obligations under capital lease	**(20,930)**	(33,629)
	36,857	—

Capital lease payments required over the next years are as follows:

	$
2004	28,606
2005	28,606
2006	12,809
Total future minimum lease payments	70,021
Less: Interest	(12,234)
	57,787

9. CAPITAL STOCK

Authorized

An unlimited number of voting Class A common shares, without par value.

An unlimited number of non-voting Class B, common shares, without par value

An unlimited number of Convertible Preferred shares, voting, with an annual cumulative dividend of 18%, payable in Preferred shares of the same category. In the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs either voluntary or involuntary, the holders of the Convertible Preferred shares shall be entitled to receive, prior and in preference to the holders of the Common shares and *pro rata* among each series based on the Original Purchase Price, an amount equal to the Original Purchase Price plus any accumulated but unpaid dividends, whether or not declared. After the payment of the Liquidation Preference to the holders of the Convertible Preferred shares, the remaining assets shall be distributed rateably among the holders of the Common shares and the Convertible Preferred shares as if such Convertible Preferred shares were converted into Common shares immediately prior to such distribution. Each Convertible Preferred share and all accumulated but unpaid dividends thereon, whether or not declared, shall be automatically converted into Common shares, at a rate of 1 common share for each Convertible Preferred share, subject to an adjustment of Preferred conversion rate clause. The conversion could occur: (i) upon the adoption of a resolution by the holders of at least two thirds [66 2/3%] of the then outstanding Convertible Preferred shares; or (ii) upon the closing of an underwritten offering of the Corporation's Common shares to the public at a per share price of not less than $20, and which are to be listed on the Toronto Stock Exchange, or a recognized major stock exchange that is acceptable to the holders of Convertible Preferred shares as evidenced by a resolution adopted by the holders of at least two thirds [66 2/3%] of the then outstanding Convertible Preferred shares pursuant to a receipted prospectus as contemplated in the *Securities Act* (Québec).

9. CAPITAL STOCK [Cont'd]

Issued

		2003 $	2002 $
3,136,320	Class A Common shares [2002 – 1,420,049]	**20,768,740**	12,690,175

During 2003, the Corporation issued 494,671 Convertible Preferred shares for cash consideration of $7,171,338. The Corporation also issued 62,474 Convertible Preferred shares as payment for the cumulative dividend declared on Convertible Preferred shares issued during the year 2003.

The conversion of the convertible preferred shares was approved at a special preferred shareholders' meeting held on October 30, 2003 but conditional upon closing of financing for a minimum amount of $2,000,000. This financing was concluded on January 28, 2004 *[see note 15]*.

	2003		2002	
	#	$	#	$
Class A Common shares				
Balance, beginning of the year	**1,420,049**	**12,690,175**	1,420,049	12,690,175
Issued on conversion of Preferred shares	**1,716,271**	**8,078,565**	—	—
Balance, end of year	**3,136,320**	**20,768,740**	1,420,049	12,690,175

	2003		2002	
	#	$	#	$
Convertible Preferred shares				
Balance, beginning of the year	—	—	—	—
Issued during the year	**494,671**	**7,171,338**	—	—
Stock dividends on Preferred shares	**62,474**	**907,227**	—	—
Converted into Class A Common shares	**(557,145)**	**(8,078,565)**	—	—
Balance, end of year	—	—	—	—

Stock option plan

The Corporation has an employee stock option plan in place for the benefit of employees whereby non-voting Class B Common shares can be issued. The maximum number of non-voting Class B Common shares issuable under the plan shall not exceed 15% of the outstanding shares of the Corporation.

9. CAPITAL STOCK [Cont'd]

The maximum number of options to be issued each year is 25% of the pool of shares available. The effective date of the plan was October 25, 1997. Stock options are available each year and options are vested when granted. The plan provides that annual options not granted in a given year shall be added to the annual options offered in the following year. The changes to number of stock options granted by the Corporation and their weighted average exercise price are as follows:

	2003		2002	
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Beginning of year	187,167	12.01	104,171	11.62
Granted	2,500	1.00	82,996	12.50
Expired	(5,461)	12.50	—	—
End of year	**184,206**	**11.85**	**187,167**	**12.01**

The expiry dates of the 184,206 outstanding options at October 31, 2003 are as follows:

Expiry date	Number
April 2004	5,482
February 2005	8,558
February 2006	14,654
November 2006	50,000
January 2007	66,606
June 2007	2,500
January 2008	13,500
February 2010	2,677
February 2011	2,653
October 2012	17,576
	184,206

9. CAPITAL STOCK [Cont'd]

Warrants

The Corporation has 1,472,318 outstanding warrants for Class A Common shares as at October 31, 2003. These warrants will be exercisable at the earlier of seven years from the date of issuance or five years from the date of an initial public offering. The relevant information is as follows:

	2003		2002	
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Beginning of year	334,374	10.00	76,874	10.00
Granted	1,182,944	8.75	257,500	10.00
Expired	(45,000)	10.00	—	—
End of year	**1,472,318**	**8.75**	**334,374**	**10.00**

	Warrants outstanding	
Exercise price	Number of common shares	Expiration Date
$8.75	1,075,739	January 2005
$8.75	107,205	August 2005
$8.75	24,451	June 2006
$8.75	3,788	September 2006
$8.75	3,788	October 2006
$8.75	7,574	November 2006
$8.75	11,363	January 2007
$8.75	11,363	March 2007
$8.75	5,091	May 2007
$8.75	4,841	August 2007
$8.75	4,615	November 2007
$8.75	175,000	January 2008
$8.75	15,000	July 2008
$8.75	22,500	August 2008
	1,472,318	

9. CAPITAL STOCK [Cont'd]

During 2003, the Corporation issued 1,075,739 warrants for no consideration when the shareholders bought 494,671 Convertible Preferred shares. Each warrant entitles the holder to acquire Convertible Preferred shares for cash at a price of $14.50 per share. Also, the Corporation issued 107,205 warrants for no consideration to an actual shareholder.

Following the decision to convert the Preferred shares into Common shares, it was approved to modify the above mentioned warrants whereby the holder is entitled to acquire 1 Class "A" Common share for each warrant at a price of $8.75 per share. It was further approved to allocate the same strike price for all warrants outstanding.

During 2002, the Corporation issued conditional warrants giving rights to subscribe to 257,500 Class A Common shares at a price of $15 provided that there be no initial public offering or other formal exchange listing of Common shares or an offer made for the purchase of all Common shares issued until January 2003 ["the Event"].

Following non-occurrence of the Event, these warrants are only exercisable under the following conditions:

- Between July 2003 and January 2004 if the Event does not occur, the subscriber is entitled to subscribe at the end of that period for common shares at a price of $15.00 for each common share subscribed.

As of the date of financial statements, no warrants were exercised *[see note 15]*.

10. SHARES TO BE ISSUED

During 2003, the Corporation declared a bonus of $329,378 to some employees. This bonus will be paid by an issuance of 36,598 Class B Common shares. Also, the Corporation chose to pay a bonus of $54,780 related to year-end 2001 by the issuance of 4,918 Class B Common shares.

During 2002, the Corporation declared a bonus of $430,000 to some employees. This bonus will be paid by an issuance of 33,874 Class B Common shares.

Class B Common shares issuances will be subject to a conversion into Class A Common shares. This conversion was approved during 2003 and will be effective in 2004.

11. CONVERTIBLE DEBENTURES

	2003 $	2002 $
Debentures for an amount of $750,000, bearing interest at a rate of 14.15%, plus accrued interests of $269,674, payable in shares and maturing February 28, 2005. Debentures are collateralized by a second rank moveable mortgage on specific patents and intellectual property and a lien on general assets of the Corporation. The debentures are convertible, at the lenders' discretion, at any time between March 2004 and February 2005, for the whole of the capital amount and applicable interest into Common shares at a price of $7 per Common share. An automatic conversion of the debt to equity will take place at the time the Corporation has entered into a going public transaction	**1,019,674**	877,236

12. FINANCIAL INSTRUMENTS

Fair values

The carrying value of the cash and cash equivalents, accounts receivable, bank loan and accounts payable is a reasonable estimate of their fair value because of their short maturities.

The carrying value of the loans included in the long-term debt and obligations under capital lease approximates their fair value either because of the floating rate nature of some loans or because management estimates that the loans payable with fixed interest rates have no significant difference between their fair value and their carrying value, based on rates currently available to the Corporation on loans with similar terms and remaining maturities.

Credit risk

The Corporation sells its products to clients mainly outside Canada. It continually evaluates its customers' credit standing and generally does not require a guarantee. No provision has been established for possible credit losses due to the type of clients of the Corporation. As at October 31, 2003, one customer represents 75% of accounts receivable [2002 – one customer represented 90% of accounts receivable]. Also for 2003, one customer represented 31% of total sales [2002 – one customer represented 35% of total sales].

12. FINANCIAL INSTRUMENTS [Cont'd]

Exchange risk

As at October 31, 2003, $83,353 of the Corporation's accounts receivable was denominated in U.S. dollars [2002 – nil]. Also, $124,350 of the Corporation's accounts payable was denominated in U.S dollars [2002 – $105,670].

13. COMMITMENTS

[a] The Corporation entered into a license agreement with a third party in connection with databases to be used within its monitoring system. The license agreement provides non-transferable, non-exclusive licenses until June 2003 and is subject to royalties of 7.5% on revenues derived from the product of the third party.

[b] In the normal course of its business, the Corporation is exposed to various claims and actions. These cases often have numerous uncertainties and the outcome of each case is unpredictable. In management's opinion, the settlement of these claims and actions, if any, should not have any significant impact on the Corporation's financial position.

14. INCOME TAXES

During 2003, the Corporation has recorded as a reduction of research and development expenses, an amount of $848,453 [2002 - $750,000] in connection with scientific research and experimental development tax credits. Also, the Corporation has research and development expenditures of $944,000 which have not been deducted for federal income tax purposes and $1,472,000 for provincial income tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carry-forward period. Research and development tax credits and expenditures are subject to verification by the tax authorities, and accordingly, these amounts may vary.

The Corporation also has accumulated share issuance expenses that have not been deducted for income tax purposes amounting to approximately $252,000. The tax benefit of these expenses has not been recorded in the financial statements.

14. INCOME TAXES [Cont'd]

The Corporation has available a non-refundable investment tax credit of approximately $11,000 related to research and development expenditures which may be utilized to reduce federal income taxes payable in the future years. Also, the Corporation has non-capital tax losses, which are available to reduce future taxable income. These tax benefits have not been recognized in the financial statements.

The non-capital tax losses expire as follows:

	Loss carry-forwards	
	Federal $	Québec $
2004	398,000	358,000
2005	798,000	790,000
2006	1,066,000	970,000
2007	2,111,000	2,017,000
2008	3,733,000	3,670,000
2009	5,377,000	5,318,000
2010	4,113,000	4,113,000
	17,596,000	17,236,000

15. SUBSEQUENT EVENT

Subsequent to the year-end, the Corporation completed a round of financing in the form of a private placement of a non-interest bearing, unsecured debentures. These debentures are convertible at the debenture holder's discretion at any time after January 1, 2004. They are however automatically convertible on the date following the written acceptance for public trading of the Corporation's shares on the Toronto Stock Exchange or TSX Venture Exchange at the following rates:

- 111 Common shares for each $1,000 denomination of the debenture if the Corporation is accepted for public listing by June 1, 2004
- The conversion rate is increased to 122 Common shares for each $1,000 denomination of the debenture if the public listing is after June 1, 2004.

As of the date of the financial statements, the Corporation has received subscription for a total of $2,586,000 of which $2,082,000 has been deposited before January 28, 2004.

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

LMS Medical Systems Ltd.

CONSOLIDATED SCHEDULE OF EXPENSES

Year ended October 31

	2003 $	2002 $
SCHEDULE A		
Research and development		
Salaries and fringe benefits	**2,025,493**	1,617,572
Consulting	**105,735**	320,207
Other	**154,441**	98,856
Travel and conferences	**48,134**	79,892
Material and supplies	**28,672**	24,877
Data collection	**11,010**	4,733
	2,373,485	2,146,137
SCHEDULE B		
Selling and market development		
Salaries, commissions and fringe benefits	**1,187,228**	1,545,580
Travel	**108,096**	209,747
Trade shows	**91,105**	88,508
Advertising	**50,984**	46,579
Promotional material	**39,594**	74,347
Business development	**13,885**	—
Market research	**11,033**	24,229
Other	**31,513**	23,268
	1,533,438	2,012,258
SCHEDULE C		
Administrative		
Consulting and professional fees	**487,401**	556,366
Salaries and fringe benefits	**465,880**	444,386
Office expenses	**252,449**	244,850
Rent	**126,966**	101,445
Bank charges and interest	**49,765**	21,037
Travel	**47,501**	47,736
Insurance	**24,741**	20,671
Taxes and permits	**22,842**	12,756
Write-off of deferred financing costs	**12,108**	—
	1,489,653	1,449,247

LMS Medical Systems Ltd.

CONSOLIDATED SCHEDULE OF EXPENSES

Year ended October 31

	2003 $	2002 $
SCHEDULE D		
Quality assurance		
QA consulting fees	**16,482**	57,034
Salaries and fringe benefits	**153,860**	47,493
Other	**26,532**	33,651
	196,874	138,178
SCHEDULE E		
Customer support		
Salaries and fringe benefits	**363,964**	342,112
Consulting	**64,618**	71,313
Travel	**8,177**	7,488
Training	**1,248**	4,409
Other	**7,968**	446
	445,975	425,768
SCHEDULE F		
Technological showcase project		
Consulting	**103,115**	—
Salaries and fringe benefits	**9,012**	—
Travel	**3,898**	—
Trade Shows	**3,128**	—
Promotion materials	**574**	—
Grant	**(52,690)**	—
	67,037	—

Consolidated Pro-Forma Balance Sheet

Trophy Capital Inc.

Unaudited – See Compilation Report
November 30, 2003

ERNST & YOUNG

129

COMPILATION REPORT

To the Directors of
Trophy Capital Inc.

We have read the accompanying unaudited consolidated pro-forma balance sheet of **Trophy Capital Inc.** ["Trophy"] as at November 30, 2003 and have performed the following procedures.

1. Compared the figures in the columns captioned Trophy to the audited balance sheet of the company as at November 30, 2003 and found them to be in agreement.
2. Compared the figures in the columns captioned LMS Medical Systems Ltd. ["LMS"] to the audited balance sheet of LMS as at October 31, 2003 and found them to be in agreement.
3. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro-forma balance sheet complies as to form in all material respects with identified regulatory requirements.

   The officials:
   (a) described to us the basis for determination of the pro-forma adjustments, and
   (b) stated that the pro-forma balance sheet complies as to form in all material respects with identified regulatory requirements.
4. Read the notes to the pro-forma balance sheet, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.
5. Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned Trophy and LMS as at November 30, 2003, and found the amounts in the column captioned "Pro-forma consolidated" to be arithmetically correct.

A pro-forma balance sheet is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst & Young LLP

Montréal, Canada
February 24, 2004.

Chartered Accountants

Trophy Capital Inc.

CONSOLIDATED PRO-FORMA BALANCE SHEET

As at November 30, 2003 — Unaudited – See Compilation Report

	Trophy Capital Inc. $	LMS Medical Systems Ltd. $	Pro-forma Adjustments $	Note	Pro-forma consolidated $
ASSETS					
Current assets					
Cash and cash equivalents	83,800	17,719	1,000,000	2[b] [a]	
			(30,230)	2[a]	
			(83,570)	2[b] [a]	
			5,800,000	2[c]	
			(550,000)	2[d]	6,237,719
Accounts receivable	—	473,023	—		473,023
Income taxes receivable	—	4,839	—		4,839
Research and development tax credits	—	848,453	—		848,453
Prepaid expenses	—	75,722	—		75,722
Total current assets	83,800	1,419,756	6,136,200		7,639,756
Capital assets	—	315,289	—		315,289
Other assets	—	43,451	—		43,451
	83,800	1,778,496	6,136,200		7,998,496
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities					
Accounts payable and accrued liabilities	30,230	959,706	(30,230)	2[a]	959,706
Deferred revenue	—	294,639	—		294,639
Demand loan	—	100,000	—		100,000
Current portion of obligations under capital leases	—	20,930	—		20,930
Total current liabilities	30,230	1,375,275	(30,230)		1,375,275
Long-term debt	—	1,000,000	—		1,000,000
Obligations under capital leases	—	36,857	—		36,857
	30,230	2,412,132	(30,230)		2,412,132
Shareholders' equity					
Share capital	100,000	20,768,740	(100,000)	2[b]	
			970,000	2[b]	
			814,158	2[c]	
			1,178,282	2[c]	
			5,800,000	2[c]	
			25,000	2[d]	29,556,180
Convertible debentures	—	1,019,674	(1,019,674)	2[c]	—
Common shares to be issued	—	814,158	(814,158)	2[c]	—
Deficit	(46,430)	(23,236,208)	(550,000)	2[d]	
			(158,608)	2[c]	
			(25,000)	2[d]	
			46,430	2[b]	(23,969,816)
	53,570	(633,636)	6,166,430		5,586,364
	83,800	1,778,496	6,136,200		7,998,496

See accompanying notes

Trophy Capital Inc.

NOTES TO CONSOLIDATED PRO-FORMA BALANCE SHEET

November 30, 2003 Unaudited – See Compilation Report

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated pro-forma balance sheet of Trophy Capital Inc. ["Trophy"] as at November 30, 2003 has been prepared by management in accordance with Canadian generally accepted accounting principles from information derived from the audited financial statements of Trophy as at November 30, 2003 and the audited consolidated financial statements of LMS Medical Systems Ltd. ["LMS"] as at October 31, 2003, included in take-over bid circular of Trophy dated February 24, 2004 [the "Circular"]. In the opinion of the management of Trophy and LMS, this unaudited consolidated pro-forma balance sheet includes all adjustments necessary for the fair presentation of the proposed acquisition and other transactions and assumptions as described below.

The unaudited consolidated pro-forma balance sheet should be read in conjunction with the audited financial statements of Trophy and the audited consolidated financial statements of LMS referred to above, and the Circular. The unaudited consolidated pro-forma balance sheet is not necessarily indicative of the financial position which would have resulted if the proposed acquisition and other transactions and assumptions had actually occurred on November 30, 2003, nor does it attempt to reflect the future financial condition of Trophy or LMS.

2. PRO-FORMA ADJUSTMENTS WITH RESPECT TO THE PROPOSED ACQUISITION AND OTHER TRANSACTIONS AND ASSUMPTIONS

The unaudited consolidated pro-forma balance sheet gives effect to the proposed acquisition pursuant to which Trophy would acquire all the issued and outstanding shares and convertible debentures of LMS and other transactions and assumptions, as described in the Circular, as if they had occurred as at November 30, 2003. It includes the following pro-forma adjustments:

Trophy Capital Inc.

NOTES TO CONSOLIDATED PRO-FORMA BALANCE SHEET

November 30, 2003 Unaudited – See Compilation Report

2. PRO-FORMA ADJUSTMENTS WITH RESPECT TO THE PROPOSED ACQUISITION AND OTHER TRANSACTIONS AND ASSUMPTIONS [Cont'd]

[a] Pursuant to the acquisition agreement, Trophy committed to raising proceeds of $1,000,000 through the issuance of 6,666,666 common shares pre-consolidation of 20 to 1 in a public issuance. On January 30, 2004, this commitment was completed. In this process, 533,333 warrants to purchase common shares at $0.15 per share in a one to one basis, were issued to the broker and 800,000 options to purchase common shares at $0.15 per share on a one to one basis were also issued to the directors of Trophy. The direct expenses are estimated at $83,570. The shares were then consolidated on a ratio of 20 to 1.

[b] The completion of the proposed acquisition pursuant to which Trophy would acquire all of the issued and outstanding shares and convertible debentures of LMS in exchange for 10,890,666 common shares of Trophy subsequent to a 20 to 1 consolidation.

This transaction involving Trophy, a non-operating public enterprise with nominal net non-monetary assets, is a capital transaction in substance for LMS. As a result, this transaction is viewed as the issuance of equity by LMS to the extent of the net cash available in Trophy. Accordingly, the unaudited consolidated pro-forma balance sheet represents a continuation of LMS. The authorized share capital reflects that of Trophy, whereas the stated value of the share capital is that of LMS. For purposes of this pro-forma balance sheet, the estimated value of issuance of equity is $970,000, giving retroactive effect to the public placement of 6,666,666 common shares of Trophy as if they had been issued on November 30, 2003 [see [a] above]. The stated value of Trophy's share capital and deficit at November 30, 2003, taking into account 2[a] amounting to $1,100,000 and $130,000, respectively, are eliminated on consolidation of LMS and Trophy.

The value of the issuance of equity reflected in the unaudited consolidated pro-forma balance sheet is based on the closing conditions in favour of LMS.

NOTES TO CONSOLIDATED PRO-FORMA BALANCE SHEET

November 30, 2003 Unaudited – See Compilation Report

2. PRO-FORMA ADJUSTMENTS WITH RESPECT TO THE PROPOSED ACQUISITION AND OTHER TRANSACTIONS AND ASSUMPTIONS [Cont'd]

[c] On February 10, 2004, LMS completed an equity financing to finance its operations as required in the acquisition agreement. LMS raised $5,800,000 through the issuance of new convertible debentures giving the rights to 642,777 Class A common shares of LMS or 1,740,000 common shares of Trophy.

Also the holders of the convertible debentures outstanding as at October 31, 2003, converted their debentures into 168,326 Class A common shares of LMS, including accrued interest since October 31, 2003 payable in shares of $158,608.

The Class B common shares of LMS are deemed to be issued before the closing.

[d] Legal and other transaction costs associated with the proposed acquisition will be settled in cash of $550,000 and 6,345 common shares of Trophy.

3. SHARE CAPITAL CONTINUITY

The continuity of Trophy's common share capital after giving effect to the proposed acquisition and other transactions described in note 2 above is set out below:

	Notes	Number of shares
Number of common shares of Trophy issued and outstanding as at November 30, 2003		1,333,332
Common shares of Trophy issued on January 30, 2004	2[a]	6,666,666
Number of common shares of Trophy issued and outstanding before giving effect to the proposed acquisition		7,999,998
Consolidation on a ratio of 20 to 1	2[b]	(7,599,999)
Common shares of Trophy issued before the proposed acquisition		399,999
Common shares of Trophy issued pursuant to the proposed acquisition		
to common shareholders of LMS	2[b]	9,150,666
to new convertible debentures of LMS	2[b]	1,740,000
Common shares of Trophy issued to Kingsdale	2[d]	6,345
Number of common shares of Trophy issued and outstanding after giving effect to the proposed acquisition		11,297,010

NOTES TO CONSOLIDATED PRO-FORMA BALANCE SHEET

November 30, 2003 Unaudited – See Compilation Report

3. SHARE CAPITAL CONTINUITY [Cont'd]

	Notes	Amount $
Stated value of LMS's common share capital as at October 31, 2003 and before giving effect to the proposed acquisition		20,768,740
Class B common shares issued	2[c]	814,158
Conversion of convertible debentures existing as at October 31, 2003 including accrued interest	2[c]	1,178,282
Proceeds from issuance of new convertible debentures	2[c]	5,800,000
Proceeds from issuance of common shares to Kingsdale		25,000
		28,586,180
Issuance of equity from the proposed acquisition	2[b]	970,000
Stated value of Trophy's common shares after giving effect to the proposed acquisition		29,556,180

As at October 31, 2003, options outstanding entitling their holders to purchase non-voting Class B common shares of LMS totalled 184,206 having a weighted average exercise price of $11.85 will be exchanged for option to buy 498,646 common shares of Trophy at an average exercise price of $4.38. The options are fully exercisable and expire in different years beginning with 2004 and ending in 2012.

As at October 31, 2003, LMS has 1,472,318 outstanding warrants for Class A common shares that are exercisable at the earlier of seven years from the date of issuance or five years from the date of an initial public offering. In addition, 38,098 warrants were issued in connection with the issuance of the new convertible debentures. The warrants have a weighted average exercise price of $8.75 and expire in different years beginning in 2005 and ending in 2008. These warrants will be exchanged for 4,088,696 warrants to buy common shares of Trophy at an average exercise price of $3.23.

In January 2004, Trophy issued 40,000 options [after a consolidation of 20 to 1] to acquire common shares at an exercise price of $3.00, exercisable within 2 days of the closing of the transaction.

In January 2004, Trophy also issued options, to an agent, to acquire 26,666 common shares [after a consolidation of 20 to 1] at an exercise price of $3.00 exercisable within 18 months from the date of listing of common shares.